    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2001



                                                      REGISTRATION NO. 333-68922

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--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                         ------------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933


                         ------------------------------

                                LEGG MASON, INC.
             (Exact name of registrant as specified in its charter)

                      MARYLAND                                             52-1200960
(State or other jurisdiction of identification no.)     (I.R.S. employer incorporation or organization)

                                100 LIGHT STREET
                           BALTIMORE, MARYLAND 21202
                                 (410) 539-0000
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)

                         ------------------------------

                             ROBERT F. PRICE, ESQ.
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                                LEGG MASON, INC.
                                100 LIGHT STREET
                           BALTIMORE, MARYLAND 21202
                                 (410) 539-0000
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent for Service)

                         ------------------------------

                                    COPY TO:

                           JAMES S. SCOTT, SR., ESQ.
                              SHEARMAN & STERLING
                              599 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 848-4000

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement as determined by market conditions.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: /X/

    If this Registration Statement is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

    If this Registration Statement is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.


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
PROSPECTUS



                                  $567,285,000
                                LEGG MASON, INC.
                     LIQUID YIELD OPTION-TM- NOTES DUE 2031
                             (ZERO COUPON--SENIOR)
                                      AND
               COMMON STOCK ISSUABLE UPON CONVERSION OF THE LYONS

    We issued the LYONs in a private placement in June 2001 at an issue price of $440.70 per LYON. This prospectus will be used by selling security holders to resell their LYONs and the common stock issuable upon conversion of their LYONs.

    We will not pay interest on the LYONs prior to maturity unless contingent interest becomes payable. Instead, on June 6, 2031, the maturity date of the LYONs, holders will receive $1,000 per LYON. The issue price of each LYON represents a yield to maturity of 2.75% per year, calculated from June 6, 2001, excluding any contingent interest. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness.


    Prior to maturity, holders may convert their LYONs only if (1) the sale price of our common stock reaches specified thresholds, (2) during any period in which the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is at or below Ba1 or BB, respectively, (3) the LYONs are called for redemption, or (4) upon the occurrence of certain corporate transactions described in this prospectus. Each LYON is convertible into 7.7062 shares of common stock, subject to adjustments. Our common stock is listed on the New York Stock Exchange under the symbol "LM." On October 17, 2001, the last reported sale price on the NYSE for our common stock was $43.23 per share.


    We will pay contingent interest in cash to the holders of LYONs during any six-month period commencing after June 6, 2006 if the average market price of a LYON for a five-trading-day measurement period preceding such six-month-period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON. The contingent interest payable per LYON in respect of any quarterly period will equal the greater of (1) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the then applicable conversion rate or (2) $.090 multiplied by 7.7062. For United States federal income tax purposes, the LYONs will constitute contingent payment debt instruments. You should read the discussion of certain United States federal income tax considerations relevant to the LYONs beginning on page 34.

    Each holder may require us to repurchase all or a portion of such holder's LYONs on June 6, 2003 at a price of $465.44 per LYON, on June 6, 2005 at a price of $491.58 per LYON, on June 6, 2007 at a price of $519.18 per LYON, on June 6, 2011 at a price of $579.11 per LYON, on June 6, 2016 at a price of $663.85 per LYON, on June 6, 2021 at a price of $760.99 per LYON, or on June 6, 2026 at a price of $872.35 per LYON. We may choose to pay the purchase price of such LYONs in cash or common stock or a combination of cash and common stock. In addition, if a change of control of Legg Mason were to occur on or before June 6, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash.

    We may redeem for cash all or a portion of the LYONs at any time on or after June 6, 2006 at the prices set forth in "Description of LYONs--Redemption of LYONs at the Option of Legg Mason."
                           --------------------------

    INVESTING IN THE LYONS INVOLVES RISKS THAT ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 9 OF THIS PROSPECTUS.
                           --------------------------

    We will not receive any of the proceeds from the sale of the LYONs or shares of common stock by any of the selling security holders. The LYONs and the shares of common stock may be offered in negotiated transactions or otherwise, at market prices prevailing at the time of sale or at negotiated prices. In addition, our shares of common stock may be offered from time to time through ordinary brokerage transactions on the New York Stock Exchange. See "Plan of Distribution." The selling security holders may be deemed to be "underwriters" as defined in the Securities Act of 1933, as amended. Any profits realized by the selling security holders may be deemed to be underwriting commissions. If the selling security holders use any broker-dealers, any commissions paid to broker-dealers and, if broker-dealers purchase any LYONs or common stock as principals, any profits received by such broker-dealers on the resale of the LYONs or common stock, may be deemed to be underwriting discounts or commissions under the Securities Act.
                           --------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           --------------------------


                 The date of this prospectus October 19, 2001.

--------------------------
-TM- Trademark of Merrill Lynch & Co., Inc.

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
WHERE YOU CAN FIND MORE INFORMATION.........................      1
FORWARD-LOOKING INFORMATION.................................      2
SUMMARY.....................................................      3
RISK FACTORS................................................      9
USE OF PROCEEDS.............................................     14
DESCRIPTION OF LYONS........................................     15
DESCRIPTION OF CAPITAL STOCK................................     32
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS.....     34
SELLING SECURITY HOLDERS....................................     39
PLAN OF DISTRIBUTION........................................     42
LEGAL MATTERS...............................................     44
EXPERTS.....................................................     44


    You should rely only on the information contained or incorporated by reference in this prospectus. We have not and selling security holders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus or any documents incorporated by reference is accurate only as of the date on the front cover of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

    Liquid Yield Option is a registered trademark of Merrill Lynch & Co., Inc.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 and in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at http://www.sec.gov. Our common stock is listed on the New York Stock Exchange under the Symbol "LM." Information about us also is available at the exchange.

    This prospectus is part of a registration statement we filed with the SEC. This prospectus omits some information contained in the registration statement in accordance with SEC rules and regulations. You should review the information and exhibits in the registration statement for further information about us and our consolidated subsidiaries and the securities we are offering. Statements in this prospectus concerning any document we filed as an exhibit to the registration statement or that we otherwise filed with the SEC are not intended to be comprehensive and are qualified by reference to these filings. You should review the complete document to evaluate these statements.

    The SEC allows us to incorporate by reference much of the information we file with them. This means that we can disclose important information to you by referring you to those documents that are considered part of this prospectus. The information that we incorporate by reference in this prospectus is considered to be part of this prospectus. Because we are incorporating by reference future filings with the SEC, this prospectus is continually updated and those future filings may modify or supersede some of the information included or incorporated in this prospectus. This means that you must look at all of the SEC filings that we incorporate by reference to determine if any of the statements in this prospectus or in any document previously incorporated by reference have been modified or superseded. We incorporate by reference the documents listed below and any future filings we make with the SEC under
Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the date on which the selling stockholders cease offering and selling these securities:

    - Annual Report on Form 10-K for the year ended March 31, 2001;

    - Quarterly Report on Form 10-Q for the quarter ended June 30, 2001;

    - Current Reports on Form 8-K dated May 30, 2001, May 31, 2001, June 1, 2001, June 26, 2001 and August 1, 2001; and

    - The description of our common stock, par value $.10 per share, contained in Amendment No. 5 to our Application for Registration on Form 8-A, filed February 23, 2001.

    You may obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

                                Legg Mason, Inc.
                                100 Light Street
                           Baltimore, Maryland 21202
                           Attn: Corporate Secretary
                                 (410) 539-0000

    Exhibits to these filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

                          FORWARD-LOOKING INFORMATION

    Certain statements included or incorporated by reference in this document may be deemed to be "forward-looking statements" within the meaning of
Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by any forward looking documents. These forward-looking statements may contain information related, but not limited to:

    - anticipated growth in revenues or earnings per share;

    - anticipated changes in our business or in the amount of client assets under management;

    - anticipated expense levels and expectations regarding financial market conditions; and

    - anticipated performance of recent, pending and future acquisitions.

    In some cases, you can identify forward looking statements by terminology such as "may," "will," "could," "would," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential" or "continue" or the negative of those terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially due to a number of factors including, but not limited to:

    - the volatile and competitive nature of the financial services industry;

    - changes in domestic and foreign economic and market conditions;

    - the loss of key employees or principals of our current or future operating subsidiaries;

    - the effect of current and future federal, state and foreign regulation of the financial services industry, including potential liability under applicable securities laws;

    - market, credit and liquidity risks associated with our investment management, underwriting, securities trading and market-making activities;

    - the impairment of acquired intangible assets and goodwill;

    - potential restrictions on the business of, and withdrawal of capital from, certain of our subsidiaries due to net capital requirements; and

    - the effect of any acquisitions.

    Moreover, we do not, nor does any other person, assume responsibility for the accuracy and completeness of those statements. We have no duty to update any of the forward-looking statements after the date of this prospectus. In assessing these forward-looking statements you should carefully consider the factors discussed under the captions "Risk Factors" in this document, "Management's Discussion and Analysis of Results of Operations and Financial Condition--Forward Looking Statements" of our reports on Form 10-Q and "Business--Factors Affecting the Company and the Financial Services Industry" and "Management's Discussion and Analysis of Results of Operations and Financial Condition--Forward-Looking Statements" of our most recent annual report on Form 10-K, which describe the risks and factors that could cause results to differ materially from those projected in such forward looking statements.

    We caution the reader that these risk factors may not be exhaustive. We operate in a continually changing business environment, and new risks emerge from time to time. Management cannot predict such new risks or the impact of such new risks on our businesses. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results.

                                    SUMMARY

    The following summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this prospectus. Because this is a summary, it may not contain all the information that is important to you. You should read the entire prospectus, including the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms "Legg Mason," "we," "our," and "us" refer to Legg Mason, Inc. a Maryland corporation and its consolidated subsidiaries. However, for purposes of the section entitled "Description of LYONs," the terms "Legg Mason," "we," "our," and "us" refer only to Legg
Mason, Inc. and not to any of its subsidiaries.

                                LEGG MASON, INC.

    We are a holding company, which, through our subsidiaries, is principally engaged in providing the following services to individuals, institutions, corporations and municipalities:

    - asset management;

    - securities brokerage;

    - investment banking; and

    - other related financial services.

    Our principal asset management subsidiaries are:

    - Legg Mason Funds Management, Inc., which manages company-sponsored mutual funds;

    - Western Asset Management Company, which manages fixed-income and currency assets for institutional clients;

    - Western Asset Management Company Limited, which manages fixed-income and currency assets for international clients;

    - Perigee Investment Counsel Inc., which is an institutional investment manager in Canada;

    - Private Capital Management, L.P., which is an investment management firm for high net worth individuals, families, endowments, foundations and selected institutions;

    - Brandywine Asset Management, Inc., which primarily manages equity portfolios for institutional clients;

    - Batterymarch Financial Management, Inc., which manages U.S., international and emerging markets equity portfolios for institutional clients;

    - Legg Mason Capital Management, Inc., which manages equity portfolios primarily for institutional accounts;

    - Bartlett & Co., which manages balanced, equity and fixed-income portfolios for high net worth individual and institutional clients;

    - LeggMason Investors Holdings plc, which primarily manages equity retail funds in the United Kingdom;

    - Barrett Associates, Inc. (68% owned), which is an asset manager for high net worth individuals, families, endowments and foundations;

    - Gray, Seifert & Co., Inc., which primarily manages equity portfolios for high net worth individuals and family group, endowment and foundation clients; and

    - Berkshire Asset Management, Inc., which primarily manages equity and fixed-income portfolios for individual investors and family groups.

    Legg Mason Trust, fsb, a federally-chartered unitary thrift institution with authority to exercise trust powers, provides services as a trustee for trusts established by individual and employee benefit plan clients and manages fixed-income and equity assets.


    On October 1, 2001, we completed our acquisition of all of the capital stock of Royce & Associates, Inc., which manages mutual funds, closed-end funds and other accounts that invest primarily in small- and micro-cap company stocks, using a value approach.


    Our principal broker-dealer subsidiary is Legg Mason Wood Walker, Incorporated, a full service broker-dealer and investment banking firm operating primarily in the Eastern and Southern regions of the United States.

    Our real estate finance subsidiary is Legg Mason Real Estate Services, Inc, which is primarily engaged in commercial mortgage banking and loan servicing and discretionary and non-discretionary management of commercial real estate-related assets.

    We were incorporated in Maryland in 1981 to serve as a holding company for Legg Mason Wood Walker, Incorporated and our other subsidiaries. The predecessor company to Legg Mason Wood Walker, Incorporated was formed in 1970 under the name Legg Mason & Co. Inc., to combine the operations of Legg & Co., a Maryland-based broker-dealer formed in 1899, and Mason & Company, Inc., a Virginia-based broker-dealer formed in 1962. Our subsequent growth has occurred through internal expansion as well as through our acquisition of asset management, broker-dealer and commercial mortgage banking firms. Our principal offices are located at 100 Light Street, Baltimore, Maryland 21202. Our telephone number is (410) 539-0000.

                                  THE OFFERING

LYONs..........................  $567,285,000 aggregate principal amount at maturity of LYONs due June 6, 2031. We will not pay interest on the LYONs
                                 prior to maturity unless semiannual interest or contingent interest becomes payable as described below. Each LYON was issued at a price of $440.70 per LYON and a principal amount at maturity of $1,000.

Maturity of LYONs..............  June 6, 2031.

Yield to Maturity of LYONs.....  The issue price of each LYON represents a yield to maturity of 2.75% per year, computed on a semiannual bond equivalent basis, calculated from June 6, 2001, excluding any
                                 contingent interest.

Conversion Rights..............  For each LYON surrendered for conversion, a holder will receive 7.7062 shares of our common stock. The conversion
                                 rate will be adjusted for certain reasons specified in the indenture, but will not be adjusted for accrued original
                                 issue discount. Upon conversion, a holder will not receive any cash payment representing accrued original issue
                                 discount. Instead, accrued original issue discount will be deemed paid by the shares of common stock received by the
                                 holder on conversion.

                                 If as of the last day of any calendar quarter, beginning
                                 with the quarter ending September 30, 2001, the closing sale price of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last
                                 trading day of such calendar quarter is more than a
                                 specified percentage, beginning at 120% and declining
                                 0.08474% per quarter thereafter to approximately 110% on the last day of the quarter ending March 31, 2031, of the
                                 accreted conversion price per share of common stock on the last day of such quarter holders may surrender LYONs for
                                 conversion into shares of common stock. The accreted
                                 conversion price per share as of any day will equal the
                                 issue price of a LYON plus the accrued original issue
                                 discount to that day, divided by the number of shares of
                                 common stock issuable upon a conversion of a LYON on that
                                 day.

                                 Holders may also surrender a LYON for conversion at any time when the credit rating assigned to the LYONs by either
                                 Moody's or Standard & Poor's is Bal or BB, respectively, or lower.

                                 LYONs or portions of LYONs in integral multiples of $1,000 principal amount at maturity that have been called for
                                 redemption may be surrendered for conversion until the close of business on the second business day prior to the
                                 redemption date. In addition, if we make a significant
                                 distribution to our stockholders or if we are a party to
                                 certain consolidations, mergers or binding share exchanges,
                                 LYONs may be surrendered for conversion as provided in
                                 "Description of LYONs -- Conversion Rights." The ability to surrender LYONs for conversion for any reason will expire at the close of business on June 5, 2031. See "Description of
                                 LYONs--Conversion Rights."

Ranking........................  The LYONs are unsecured and unsubordinated obligations and rank equal in right of payment to all our existing and
                                 future unsecured and unsubordinated indebtedness. However, the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries.

Original Issue Discount........  We sold our LYONs at an issue price significantly below the principal amount at maturity of the LYONs. This original
                                 issue discount will accrue daily at a rate of 2.75% per year beginning on the date of issuance of such LYON, calculated on a semiannual bond equivalent basis, using a 360-day year comprised of twelve 30-day months. The accrual of imputed
                                 interest income on the LYONs, as calculated for United
                                 States federal income tax purposes, also referred to herein as tax original issue discount, is expected to exceed the
                                 accrued original issue discount. See "Certain United States
                                 Federal Income Tax Considerations--Accrual of Interest on
                                 the LYONs."

Contingent Interest............  We will pay contingent interest in cash to the holders of
                                 LYONs during any six-month period from June 7 to December 6 and from December 7 to June 6, commencing June 7, 2006, if the average market price of a LYON for the Applicable Five
                                 Trading Day Period equals 120% or more of the sum of the
                                 issue price and accrued original issue discount for such
                                 LYON to the day immediately preceding the relevant six-month period. "Applicable Five Trading Day Period" means the five trading days ending on the second trading day immediately
                                 preceding the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six-month period but the payment date falls within such six-month period, in which case the "Applicable Five
                                 Trading Day Period" means the five trading days ending on
                                 the second trading day immediately preceding such record
                                 date.

                                 The amount of contingent interest payable per LYON in
                                 respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (1) the amount of regular cash dividends paid by us per share on our common stock during that quarterly period
                                 multiplied by the then applicable conversion rate or (2)
                                 $.090 multiplied by 7.7062.

                                 Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related
                                 common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to
                                 holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock
                                 dividend or, if no cash dividend is paid by us during a
                                 quarter within the relevant six-month period, on the last
                                 day of the relevant six-month period. The original issue
                                 discount will continue to accrue at the yield to maturity
                                 whether or not contingent interest is paid.

Tax Original Issue Discount....  The LYONs are debt instruments subject to U.S. Treasury
                                 Department regulations that govern contingent payment debt regulations. You should be aware that, even if we do not pay any cash interest (including any contingent or semiannual
                                 interest) on the LYONs, you will be required to include
                                 interest income with respect to the LYONs in your gross
                                 income for United State federal income tax purposes. This
                                 imputed interest, also referred to herein as tax original
                                 issue discount, will accrue at a rate currently estimated at
                                 7.16% per year, computed on a semiannual bond equivalent
                                 basis, which represents the yield we believe we would pay, as of the original issue date of the LYONs, on
                                 noncontingent, nonconvertible, fixed-rate debt with terms
                                 otherwise similar to the LYONs. The rate at which the tax
                                 original issue discount accrues for United States federal
                                 income tax purposes exceeds the stated yield of 2.75% for
                                 the accrued original issue discount. Your adjusted tax basis in a LYON will be increased over time to reflect the accrual of the tax original issue discount and will be decreased to reflect certain projected payments.

                                 You will recognize gain or loss on the sale, exchange,
                                 conversion or redemption of a LYON in an amount equal to the difference between the amount realized on the sale,
                                 exchange, conversion or redemption of a LYON, including the fair market value of any common stock received upon
                                 conversion or otherwise, and your adjusted tax basis in the
                                 LYON. Any gain recognized by you on the sale, exchange,
                                 conversion or redemption of a LYON generally will be
                                 ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income,
                                 and thereafter, capital loss. See "Certain United States
                                 Federal Income Tax Considerations."

Sinking Fund...................  None.

Redemption of LYONs at the
  Option of Legg Mason.........  We may redeem all or a portion of the LYONs for cash at any time on or after June 6, 2006, at the redemption prices set forth in this prospectus. See "Description of
                                 LYONs--Redemption of LYONs at the Option of Legg Mason."

Purchase of LYONs by Legg Mason
  at the Option of the
  Holder.......................  Holders may require us to purchase all or a portion of their
                                 LYONs:

                                 - on June 6, 2003 at a price of $465.44 per LYON;

                                 - on June 6, 2005 at a price of $491.58 per LYON:

                                 - on June 6, 2007 at a price of $519.18 per LYON;

                                 - on June 6, 2011, at a price of $579.11 per LYON;

                                 - on June 6, 2016, at a price of $663.85 per LYON;

                                 - on June 6, 2021, at a price of $760.99 per LYON; and

                                 - on June 6, 2026, at a price of $872.35 per LYON.

                                 We may choose to pay the purchase price in cash, shares of common stock or a combination of cash and shares of common stock. See "Description of LYONs--Purchase of LYONs by Legg
                                 Mason at the Option of the Holder."

Change in Control..............  Upon a change in control (as defined) of Legg Mason occurring on or before June 6, 2006, each holder may require us to purchase all or a portion of such holder's LYONs for cash at a price equal to the issue price of such LYONs plus accrued original issue discount to the date of purchase. See
                                 "Description of LYONs--Change in Control Permits Holders to
                                 Require Us to Purchase Their LYONs."

Optional Conversion to
  Semiannual Coupon Notes upon
  Tax Event....................  From and after the occurrence of a Tax Event, as described in this prospectus, at the option of Legg Mason, interest
                                 instead of future original issue discount shall accrue on
                                 each LYON from the option exercise date at 2.75% per year on the restated principal amount and shall be payable
                                 semiannually on each interest payment date to holders of
                                 record at the close of business on each regular record date immediately preceding such interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months and will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the option exercise date. In such event, the redemption price, purchase price and change in control
                                 purchase price shall be adjusted, and no future contingent interest will be paid on the LYONs (although, other cash
                                 payments may be payable as a result of a failure to timely file or make effective a shelf registration statement). If the LYONs are converted to semiannual coupon notes following the occurrence of Tax Event, this will not result in any
                                 change in the holder's conversion rights.

Events of Default..............  If there is an event of default on the LYONs, the issue price of the LYONs plus the accrued original issue discount may be declared due and payable. These amounts automatically become due and payable in certain circumstances. See
                                 "Description of LYONs--Events of Default."

Use of Proceeds................  We will not receive any of the proceeds from the sale by any selling security holder of the LYONs or of the shares of
                                 common stock issuable upon conversion of the LYONs. See "Use of Proceeds."

DTC Eligibility................  The LYONs were issued in book-entry form and are represented by one or more permanent global certificates deposited with a custodian for and registered in the name of a nominee of
                                 DTC in New York, New York. Beneficial interests in any such securities will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be
                                 exchanged for certificated securities, except in limited
                                 circumstances. See "Description of LYONs--Book-Entry
                                 System."

Trading........................  The LYONs issued in the initial private placement are eligible for trading in the PORTAL system. However, LYONs
                                 sold pursuant to this prospectus will no longer be eligible for trading in the PORTAL system. We do not intend to list the LYONs on any national securities exchange. Our common
                                 stock is traded on the New York Stock Exchange under the
                                 symbol "LM."

Risk Factors...................  Before purchasing any LYONs, you should carefully consider the factors described in the "Risk Factors" section
                                 beginning on page 9 of this prospectus.

                                  RISK FACTORS

    Before purchasing any securities, you should carefully consider the following risk factors in addition to the other information contained and incorporated by reference in this prospectus.

                         RISKS RELATED TO THIS OFFERING

    AN ACTIVE TRADING MARKET FOR THE LYONS MAY NOT DEVELOP.

    There is currently no public market for the LYONs. The LYONs will not be listed on any securities exchange or included in any automated quotation system. We cannot assure you that an active trading market for the LYONs will develop or as to the liquidity or sustainability or any such market, the ability of holders to sell their LYONs or the price at which holders of the LYONs will be able to sell their LYONs. Future trading prices of the LYONs will depend on many factors, including prevailing interest rates, the market for similar securities, the price of our common stock and our performance and other factors.

    WE MAY NOT HAVE THE FUNDS NECESSARY TO PURCHASE LYONS AT THE OPTION OF THE HOLDERS.

    On June 6, 2003, 2005, 2007, 2011, 2016, 2021 and 2026, holders of LYONs may require us to purchase their LYONs. However, it is possible that we would not have sufficient funds at that time to make the required purchase of LYONs. In such event, we may be required to pay all or a portion of the purchase price in shares of our common stock, subject to satisfying the conditions in the indenture for making such payments. If we were unable to satisfy the conditions in the indenture to use our common stock to pay the purchase price, we could be in default of our obligations on the LYONs. In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations. See "Description of LYONs--Purchase of LYONs by Legg Mason at the Option of the Holder."

    THE DEFINITION OF "CHANGE IN CONTROL" DOES NOT INCLUDE ALL IMPORTANT CORPORATE EVENTS.

    Certain important corporate events, such as leveraged recapitalizations that would increase the level of our outstanding indebtedness, would not necessarily constitute a "change in control" under the indenture. See "Description of LYONs--Change in Control Permits Holders to Require Us to Purchase Their LYONs."

    YOU SHOULD CONSIDER THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF OWNING LYONS.

    The LYONs will be characterized as our indebtedness for United States federal income tax purposes. Accordingly, you will be required to include interest income with respect to the LYONs in your gross income for United States federal income tax purposes. The LYONs will constitute contingent payment debt instruments. As a result, you will be required to include amounts in income, as ordinary income, in advance of the receipt of the cash attributable thereto. The amount of interest income required to be included by you for each year will be in excess of the yield to maturity of the LYONs. You will recognize gain or loss on the sale, purchase by us at your option, conversion or redemption of a LYON in an amount equal to the difference between the amount realized on such sale, purchase by us at your option, conversion or redemption, including the fair market value of any common stock received upon conversion or otherwise, and your adjusted tax basis in the LYON. Any gain recognized by you on the sale, purchase by us at your option, conversion or redemption of a LYON generally will be ordinary interest income; any loss will be ordinary loss to the extent of the interest previously included in income, and thereafter, capital loss. A summary of the United States federal income tax consequences of ownership of the LYONs is described in this prospectus under the heading "Certain United States Federal Income Tax Considerations."

    OUR HOLDING COMPANY STRUCTURE RESULTS IN STRUCTURAL SUBORDINATION AND MAY AFFECT OUR ABILITY TO MAKE PAYMENTS ON LYONS.

    The LYONs are obligations exclusively of Legg Mason, Inc. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the LYONs, depend upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

    Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the LYONs or to provide us with funds for our payment obligations. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions, including regulatory capital requirements. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations. Our right to receive any assets of any of our subsidiaries, as an equity holder of such subsidiaries, upon their liquidation or reorganization, and therefore the right of the holders of the LYONs to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors, and to that subsidiary's preferred stockholders, if any. The LYONs do not restrict the ability of our subsidiaries to incur additional liabilities, including indebtedness, or issue preferred stock. In addition, the LYONs are unsecured. Thus, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

                         RISKS RELATED TO OUR BUSINESS

    A DECLINE IN THE PRICES OF SECURITIES COULD LEAD TO DECLINE IN OUR ASSETS UNDER MANAGEMENT, REVENUES AND EARNINGS.

    A large portion of our revenues are derived from investment advisory contracts with our clients. Under these contracts, the investment advisory fees we receive are typically based on the market value of assets under management. Accordingly, a decline in the prices of securities may cause our revenues and income to decline by:

    - causing the value of our assets under management to decrease, which would result in lower investment advisory fees; or

    - causing our clients to withdraw funds in favor of investments they perceive offer greater opportunity or lower risk, which would also result in lower investment advisory fees.

    If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

    WE COULD LOSE CLIENTS AND SUFFER A DECLINE IN OUR REVENUES AND EARNINGS IF THE INVESTMENTS WE CHOOSE PERFORM POORLY, REGARDLESS OF THE TREND IN THE PRICES OF SECURITIES.

    We believe that investment performance is one of the most important factors for the growth of our assets under management. Poor investment performance could impair our revenues and growth because:

    - existing clients might withdraw funds in favor of better performing products, which would result in lower investment advisory fees; or

    - our ability to attract funds from existing and new clients might diminish.

    If our revenues decline without a commensurate reduction in our expenses, our net income will be reduced.

    OUR CLIENTS CAN REMOVE THE ASSETS WE MANAGE ON SHORT NOTICE.

    Our investment advisory and administrative contracts are generally terminable at will or upon relatively short notice, and mutual fund investors may redeem their investments in the funds at any time without prior notice. Institutional and individual clients can terminate their relationship with us, reduce the aggregate amount of assets under management, or shift their funds to other types of accounts with different rate structures for any of a number of reasons, including investment performance, changes in prevailing interest rates, loss of key investment management personnel and financial market performance. In a declining stock market the pace of mutual fund redemptions could accelerate. Poor performance relative to other investment management firms tends to result in decreased purchases of fund shares, increased redemptions of fund shares, and the loss of institutional or individual accounts. The decrease in revenues that could result from any such event could have a material adverse effect on our business.

    OUR LEVERAGE MAY AFFECT OUR BUSINESS AND MAY RESTRICT OUR OPERATING FLEXIBILITY.

    At July 31, 2001, on a consolidated basis, we had approximately $1,037 million in total indebtedness and total equity of $983 million. In addition, we may incur additional indebtedness in the future, possibly to finance acquisitions. The level of our indebtedness could:

    - limit cash flow available for general corporate purposes due to the ongoing cash flow requirements for debt service;

    - limit our ability to obtain additional debt financing in the future or to borrow under our existing credit facility (which requires that our debt shall not exceed 50% of our total capitalization);

    - limit our flexibility in reacting to competitive and other changes in the industry and economic conditions generally;

    - subject us to covenants that limit our flexibility; and

    - place us at a competitive disadvantage compared to our competitors that have less debt.

    Our ability to make scheduled payment of principal of, to pay interest on, or to refinance, our indebtedness and to satisfy our other debt obligations will depend upon our future operating performance, which may be affected by general economic, financial, competitive, legislative, regulatory, business and other factors beyond our control.

    THE FAILURE OF AN ACQUIRED BUSINESS TO PERFORM AS ANTICIPATED COULD HAVE A NEGATIVE EFFECT ON OUR OPERATIONS. FUTURE ACQUISITIONS COULD BE DILUTIVE TO STOCKHOLDERS.


    As part of our business strategy, we review acquisitions in the ordinary course and regularly engage in discussions with respect to potential acquisitions, some of which may be material. Prior to the acquisitions of Private Capital Management, L.P. and Royce & Associates, we made two other acquisitions of businesses for an aggregate price of approximately $236 million in our fiscal year ending March 31, 2001. We also made acquisitions in the fiscal year ended March 31, 2000. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:


    - existence of unknown liabilities; and

    - potential disputes with the sellers.

Any acquisition increases the risk that any business may lose customers or employees, including key employees of the acquired business. An acquired business could underperform relative to our expectations and we may not realize the value we expect from the acquisition. Adverse market conditions or poor investment or other performance by an acquired company may adversely affect revenue and, in the case of an asset manager, its assets under management. We could also experience financial or other setbacks if an acquired company has problems of which we are not aware. Future acquisitions may further increase our leverage or, if we issue equity securities to pay for the acquisitions, dilute the holdings of our existing stockholders.

    THE LOSS OF KEY PERSONNEL AND ANY INABILITY TO ATTRACT AND RETAIN QUALIFIED EMPLOYEES COULD MATERIALLY ADVERSELY IMPACT OUR OPERATIONS.

    We are dependent on the continued services of our management team, including our Chief Executive Officer. The loss of such personnel without adequate replacement could have a material adverse effect on us. Additionally, we need qualified managers and skilled employees with financial services experience in order to operate our business successfully. If we are unable to attract and retain qualified individuals or our costs to do so increase significantly, our operations would be materially adversely affected.

    THE FINANCIAL SERVICES INDUSTRY IS SUBJECT TO SUBSTANTIAL FLUCTUATIONS DUE TO SHORT TERM FACTORS AND OVER THE LONG RUN DUE TO EVENTS AND CHANGES IN NATIONAL AND INTERNATIONAL POLITICS, BUSINESS AND FINANCIAL TRENDS AND INTEREST RATE MOVEMENTS.

    There are substantial fluctuations in volume and price levels of securities transactions in the financial services industry. These fluctuations can occur on a daily basis and over longer periods as a result of national and international economic and political events, broad trends in business and finance, and interest rate movements. Reduced volume and prices generally result in lower brokerage and investment banking revenues, trading losses as both principal and underwriter and loss or reduction in incentive and performance fees. In periods of reduced volume, profitability is adversely affected because fixed costs remain relatively unchanged. To the extent that purchase of securities are permitted to be made on margin, securities firms also are subject to risks inherent in extending credit. These risks are particularly high during periods of rapidly declining markets because a market's decline could reduce collateral value below the amount of a customer's indebtedness. The business cycles of our different operations and subsidiaries may occur contemporaneously. Consequently, the effect of an economic downturn may have a magnified negative effect on our business. In a period of reduced margin usage by clients, our interest profit may be adversely affected. In the past, heavy trading volume has caused clearance and processing problems for securities firms, and this could occur in the future. In addition, securities firms face risk of loss from errors that can occur in the execution and settlement process.

    DIFFICULTIES PRESENTED BY INTERNATIONAL ECONOMIC, POLITICAL, LEGAL, ACCOUNTING AND BUSINESS FACTORS COULD NEGATIVELY AFFECT OUR INTERESTS AND BUSINESS EFFORT.

    A number of our subsidiaries operate in Canada and the United Kingdom on behalf of Canadian and UK clients. Our international operations require us to comply with the legal requirements of foreign jurisdictions and expose us to the political consequences of operating in foreign jurisdictions. Our foreign business operations are also subject to the following risks:

    - difficulty in managing, operating and marketing our international operations;

    - fluctuations in currency exchange rates which may result in substantial negative effects on assets under management; and

    - significant adverse changes in foreign legal and regulatory environments.

    FAILURE TO KEEP UP WITH THE ADMINISTRATIVE WORKLOAD ASSOCIATED WITH HIGH TRANSACTION VOLUME COULD SUBJECT US TO DISCIPLINARY ACTION AND CLIENT CLAIMS.

    There is considerable fluctuation during any year and from year to year in the volume of transactions we must process. We record transactions and post our books on a daily basis. Operations personnel monitor day-to-day operations to determine compliance with applicable laws, rules and regulations. Failure to keep current and accurate books and records can render us liable to disciplinary action by governmental and self-regulatory authorities, as well as to claims by our clients.

    TECHNOLOGY SPENDING MAY HAMPER FUTURE PROFITABILITY AND MAY BE INSUFFICIENT TO MAINTAIN OUR COMPETITIVE POSITION.

    During the past several years, we have increased expenditures on technology, particularly as it relates to expanding our client support and building new business opportunities using the Internet. We may continue to incur substantial future costs in the form of additional spending on technology. There is no guarantee that any benefit will accrue to us as the result of past, present and future technology spending and such spending may have an adverse effect on our profitability. Moreover, it is possible that our technology may prove insufficient in relation to our competition, thus adversely affecting our future business prospects.

    COMPETITION MAY ADVERSELY AFFECT FINANCIAL AND OPERATING PERFORMANCE.

    The financial services business we are engaged in are extremely competitive. Competition includes numerous national, regional and local asset management firms and broker-dealer, and commercial bank and thrift institutions. Many of these organizations have substantially more personnel and greater financial resources than we do. Discount brokerage firms oriented to the retail market, including firms affiliated with banks and mutual fund organizations and on-line brokerage firms, are devoting substantial funds to advertising and direct solicitation of customers in order to increase their share of commission dollars and other securities-related income. We also compete for investment funds with banks, insurance companies and investment companies.

    The financial services industry has undergone considerable consolidation, resulting in many cases in firms with greater financial resources than us. In addition, a number of heavily capitalized companies that were not previously engaged in the financial services industry have made investments in and acquired financial services firms. Increasing competitive pressures in the financial services industry require us to offer our customers many of the financial services that are provided by much larger financial services firms that have substantially greater resources than us. A sizable number of new asset management firms and mutual funds have been established in recent years, increasing competition in that area of our activities.

    An increasing number of firms that offer discount brokerage services to retail customers have been established in recent years. Included in these firms are on-line brokerage firms and affiliates of banks and mutual fund organizations. These firms generally effect transactions at substantially lower commission rates on an "execution only" basis, including through the Internet, without offering other services like investment and financial advice and research that are provided by "full-service" brokerage firms such as us. Some of these discount brokerage firms have increased the range of services that they offer. Continued increases in the number of discount brokerage firms and services provided by these firms may adversely affect us.

    In addition, some full-service brokerage firms have begun to provide to customers discount services, including on-line trading over the Internet. In response to the substantial recent growth in the availability of, and investor demand for, on-line securities trading, we began to offer our clients the ability to execute certain transactions on-line during fiscal year 2000. Our retail business may be adversely affected by the growing demand for and availability of on-line securities trading, including our provision of on-line trading services at competitive prices.

    Certain institutions, notably commercial banks and thrift institutions, have become a competitive factor in the securities industry by offering investment banking and corporate and individual financial services traditionally provided only by securities firms. Commercial banks, generally, are expanding their securities activities and their activities relating to the provision of financial services, and are deriving more revenue from these activities. In addition, in November 1999, legislation was passed that effectively repealed certain laws that separated commercial banking, securities firms and investment banking and insurance activities. This legislation allows commercial banks, securities firms and insurance firms to affiliate, which may accelerate consolidation and lead to increasing competition in markets traditionally dominated by investment banks and retail securities firms. Continued expansion of the type and extent of competitive services that banks and other institutions offer, or further repeal or modification of administrative or legislative barriers may adversely affect securities firms such as us that are heavily oriented to individual retail customers.

    WE ARE SUBJECT TO EXTENSIVE REGULATIONS.

    Our U.S. asset management subsidiaries and sponsored mutual funds are subject to extensive federal regulation by the SEC and are also required to make notice filings in certain states. Possible sanctions which may be imposed for such failure include the suspension of individual employees, limitation on the asset management subsidiary engaging in the asset management business for specified periods of time, the revocation of registration and other censures and fines. A regulatory proceeding, regardless of whether it results in a sanction, can require substantial expenditures, and can have an adverse effect on our reputation.

    Broker-dealers are subject to regulations that cover all aspects of the securities industry. Additional legislation, changes in rules promulgated by the SEC and self-regulatory authorities, or changes in the interpretation or enforcement of existing laws and rules, may directly affect the mode of operation and profitability of broker-dealers. The SEC, self-regulatory authorities and state securities commissions may conduct administrative proceedings that can result in censure, fine, suspension or expulsion of a broker-dealer, its officers or employees. Such administrative proceedings, whether or not resulting in adverse findings, can require substantial expenditures and can have an adverse impact on the reputation of a broker-dealer.

    Our broker-dealer subsidiaries are required by federal law to belong to the SIPC. If the SIPC fund were to fall below a certain amount, we would be required to pay annual assessments of up to 1% of adjusted gross revenues.

    DIFFICULTY IN MEETING NET CAPITAL REQUIREMENTS MAY ADVERSELY AFFECT OUR ABILITY TO MAINTAIN OR GROW OUR BUSINESS.

    The SEC and the NYSE have stringent rules with respect to the net capital requirements of securities firms. Compliance with applicable net capital rules could limit operations of our broker-dealer-subsidiaries, particularly operations such as underwriting and trading activities that require use of significant amounts of capital. A significant operating loss or extraordinary charge against net capital may adversely affect the ability of our broker-dealer subsidiaries to expand or even maintain their present levels of business.

    MANY ASPECTS OF OUR BUSINESS INVOLVE SUBSTANTIAL RISKS OF LIABILITY.

    In the normal course of business, our subsidiaries have been named as defendants or co-defendants in lawsuits seeking substantial damages. We are also involved from time to time in governmental and self-regulatory agency investigations and proceedings. There has been an increased incidence of litigation in the financial services industry in recent years, including customer claims as well as class action suits seeking substantial damages.

                                USE OF PROCEEDS

    We will not receive any proceeds from the sale by any selling security holders of the LYONs or the underlying common stock.

                              DESCRIPTION OF LYONS

    The LYONs were issued under an indenture, dated June 6, 2001, between us and The Bank of New York, as trustee. The following summary is not complete, and is subject to, and qualified by reference to, all of the provisions of the LYONs and the indenture. As used in this description, the words "we," "us," "our" or "Legg Mason" do not include any current or future subsidiary of Legg
Mason, Inc.

GENERAL

    On June 6, 2001, we issued $567,285,000 aggregate principal amount at maturity of LYONs in a private placement. The LYONs will mature on June 6, 2031. The principal amount at maturity of each LYON is $1,000. The LYONs are payable at the office of the paying agent, which initially will be an office or agency of the trustee, or an office or agency maintained by us for such purpose, in the Borough of Manhattan, The City of New York. We sold the LYONs at a substantial discount from their principal amount at maturity. Except as described below, we will not make periodic payments of interest on the LYONs, other than contingent interest payments, if any. Each LYON was issued at an issue price of $440.70 per LYON. The LYONs accrue original issue discount while they remain outstanding.

    Original issue discount is the difference between the issue price and the principal amount at maturity of a LYON. The calculation of the accrual of original issue discount will be on a semiannual bond equivalent basis using a 360-day year consisting of twelve 30-day months. The issue date for the LYONs, and the commencement date for the accrual of original issue discount, was June 6, 2001.

    Maturity, conversion, purchase by us at the option of a holder or redemption of a LYON causes original issue discount and interest, if any, to cease to accrue on that LYON. We may not reissue a LYON that has matured or been converted, purchased by us at the option of a holder, redeemed or otherwise cancelled, except for registration of transfer, exchange or replacement of such LYON.

    LYONs may be presented for conversion at the office of the conversion agent, and for exchange or registration of transfer at the office of the registrar, each such agent initially being the trustee. No service charge will be made for any registration of transfer or exchange of LYONs. However, we may require the holder to pay any tax, assessment or other governmental charge payable as a result of such transfer or exchange.

    The LYONs are debt instruments subject to U.S. Treasury Department regulations that govern contingent payment debt instruments. The LYONs were issued with original issue discount for United States federal income tax purposes, referred to herein as tax original issue discount. Even if we do not pay any cash interest (including any contingent interest) on the LYONs, holders are required to include accrued tax original issue discount in their gross income for United States federal income tax purposes, and to be bound by our application of the contingent payment debt regulations, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 7.16%, which we have determined to be the rate comparable to the fixed rate at which we would borrow on a noncontingent, nonconvertible debt security. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the LYONs are outstanding and significantly in excess of the stated yield of 2.75%.

    In addition, a holder will recognize ordinary income upon a conversion of a LYON into our common stock. However, the proper United States federal income tax treatment of a holder of a LYON is uncertain in various respects. See "Certain United States Federal Income Tax Considerations."

BOOK-ENTRY SYSTEM

    The LYONs are issued in the form of global securities held in book-entry form. DTC or its nominee is the sole registered holder of the LYONs for all purposes under the indenture. Owners of beneficial interests in the LYONs represented by the global securities hold their interests pursuant to the procedures and practices of DTC. As a result, beneficial interests in any such securities are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require purchase of their interests in the LYONs, in accordance with the procedures and practices of DTC. Beneficial owners are not holders and are not entitled to any rights provided to the holders of LYONs under the global securities or the indenture. Legg Mason and the trustee, and any of their respective agents, may treat DTC as the sole holder and registered owner of the global securities.

EXCHANGE OF GLOBAL SECURITIES

    LYONs represented by one or more global securities are exchangeable for certificated securities in registered form with the same terms only if:

    - DTC is unwilling or unable to continue as depositary or if DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

    - we decide to discontinue use of the system of book-entry transfer through DTC (or any successor depositary); or

    - a default under the indenture occurs and is continuing.

    We understand that DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC facilitates the settlement of transactions among its participants through electronic computerized book-entry changes in participants' accounts, eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations, some of whom and/or their representatives own DTC.

    Access to DTC's book-entry system is also available to others, such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

RANKING OF LYONS

    The LYONs are unsecured and unsubordinated obligations. The LYONs rank equal in right of payment to all of our existing and future unsecured and unsubordinated indebtedness. However, we are a holding company and the LYONs are effectively subordinated to all existing and future obligations of our subsidiaries. See "Risk Factors--Our holding company structure results in structural subordination and may affect our ability to make payments on LYONs." In addition, if we fail to deliver our common stock upon a conversion of a LYON and thereafter become the subject of bankruptcy proceedings, a holder's claim for damages arising from such failure could be subordinated to all of our existing and future obligations and those of our subsidiaries.

    As of July 31, 2001, we had approximately $775 million of senior indebtedness outstanding (including the LYONs), all of which ranks equally with the LYONs, and our subsidiaries had an aggregate of approximately $3.7 billion of liabilities, including trade payables, outstanding.

CONVERSION RIGHTS

    The initial conversion rate is 7.7062 shares of common stock per LYON, subject to adjustment upon the occurrence of certain events described below. A holder of a LYON otherwise entitled to a fractional share will receive cash in an amount equal to the value of such fractional share based on the sale price, as defined below, on the trading day immediately preceding the conversion date.

    CONVERSION RIGHTS BASED ON COMMON STOCK PRICE. If, as of the last day of any calendar quarter beginning with the quarter ending September 30, 2001, the sale price (as defined below) of our common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading day of such quarter is more than a specified percentage (beginning at 120% and declining .08474% per quarter thereafter to approximately 110% on the last day of the quarter ending March 31, 2031) of the accreted conversion price per share of common stock on the last day of such quarter, then on and after the first day of the following quarter, holders may surrender LYONs for conversion into shares of common stock at any time at their option until the close of business on the business day immediately preceding May 23, 2031. If the LYONs become convertible pursuant to this provision, they will remain convertible regardless of future changes in the sales prices of our common stock. The accreted conversion price per share as of any day will equal the sum of the issue price of a LYON plus the accrued original issue discount to that day, with the sum divided by the number of shares of common stock issuable upon a conversion of a LYON (the "conversion trigger price").

    The table below shows the conversion trigger price per share of our common stock in respect of each of the first 20 calendar quarters. These prices reflect the accreted conversion price per share of common stock multiplied by the applicable percentage for the respective calendar quarter. Thereafter, the accreted conversion price per share of common stock increases each calendar quarter by the accreted original issue discount for the quarter and the applicable percentage declines by .08474 percentage points per quarter. The conversion trigger price for the calendar quarter beginning April 1, 2031 is $142.04.

                                                                                          (3)
                                                                (1)                    CONVERSION
                                                              ACCRETED       (2)        TRIGGER
                                                             CONVERSION   APPLICABLE     PRICE
QUARTER*                                                       PRICE      PERCENTAGE    (1 X 2)
--------                                                     ----------   ----------   ----------
2001
  Fourth Quarter...........................................    $57.69     120.0000%      $68.23
2002
  First Quarter............................................     58.08     119.9153%       69.65
  Second Quarter...........................................     58.48     119.8305%       70.08
  Third Quarter............................................     58.88     119.7458%       70.51
  Fourth Quarter...........................................     59.29     119.6610%       70.94
2003
  First Quarter............................................     59.69     119.5763%       71.38
  Second Quarter...........................................     60.10     119.4916%       71.82
  Third Quarter............................................     60.51     119.4068%       72.26
  Fourth Quarter...........................................     60.93     119.3221%       72.70

                                                                                          (3)
                                                                (1)                    CONVERSION
                                                              ACCRETED       (2)        TRIGGER
                                                             CONVERSION   APPLICABLE     PRICE
QUARTER*                                                       PRICE      PERCENTAGE    (1 X 2)
--------                                                     ----------   ----------   ----------
2004
  First Quarter............................................     61.35     119.2373%       73.15
  Second Quarter...........................................     61.77     119.1526%       73.60
  Third Quarter............................................     62.19     119.0679%       74.05
  Fourth Quarter...........................................     62.62     118.9831%       74.50
2005
  First Quarter............................................     63.04     118.8984%       74.96
  Second Quarter...........................................     63.48     118.8136%       75.42
  Third Quarter............................................     63.91     118.7289%       75.88
  Fourth Quarter...........................................     64.35     118.6442%       76.35
2006
  First Quarter............................................     64.79     118.5594%       76.81
  Second Quarter...........................................     65.23     118.4747%       77.29
  Third Quarter............................................     65.68     118.3899%       77.76

------------------------

* This table assumes no events have occurred that would require an adjustment to the conversion rate.

    CONVERSION BASED ON CREDIT RATINGS. Holders may also surrender a LYON for conversion at any time when the credit rating assigned to the LYONs by either Moody's or Standard & Poor's is Ba1 or BB, respectively, or lower.

    CONVERSION UPON NOTICE OF REDEMPTION. A holder may surrender for conversion a LYON that has been called for redemption at any time prior to the close of business on the second business day immediately preceding the redemption date, even if it is not otherwise convertible at that time. A LYON for which a holder has delivered a purchase notice or a change in control purchase notice as described below requiring us to purchase the LYON may be surrendered for conversion only if that notice is withdrawn in accordance with the indenture.

    CONVERSION UPON OCCURRENCE OF CERTAIN CORPORATE TRANSACTIONS. If we are party to a consolidation, merger or binding share exchange pursuant to which our shares of common stock would be converted into cash, securities or other property, the LYONs may be surrendered for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual date of such transaction and, at the effective time, the right to convert a LYON into shares of common stock will be changed into a right to convert it into the kind and amount of cash, securities or other property of Legg Mason or another person which the holder would have received if the holder had converted the holder's LYON immediately prior to the transaction. If such transaction also constitutes a change in control, as defined in the indenture, the holder will be able to require us to purchase all or a portion of such holder's LYONs as described under "--Change in Control Permits Holders to Require Us to Purchase Their LYONs."

    On conversion of a LYON, a holder will not receive any cash payment of interest representing accrued original issue discount or, except as described below, contingent interest or semiannual interest.

    Our delivery to the holder of the full number of shares of common stock into which the LYON is convertible, together with any cash payment for such holder's fractional shares, will be deemed:

    - to satisfy our obligation to pay the principal amount at maturity of the LYON; and

    - to satisfy our obligation to pay accrued original issue discount attributable to the period from the issue date through the conversion date, as well as any obligation to pay contingent interest or semiannual interest not paid in cash.

    As a result, accrued original issue discount is deemed to be paid in full rather than cancelled, extinguished or forfeited.

    If contingent or semiannual interest is payable to holders of LYONs during any particular six-month period, and LYONs are converted after the applicable accrual or record date therefor and prior to the next succeeding interest payment date, those LYONs upon surrender for conversion must be accompanied by funds equal to the amount of contingent or semiannual interest payable on the principal amount of LYONs so converted, unless such LYONs are converted after they have been called for redemption, in which case no such payment shall be required by the holder and the holder will receive a cash payment for all accrued and unpaid contingent interest or semiannual interest to the redemption date.

    The conversion rate will not be adjusted for accrued original issue discount or any contingent interest. A certificate for the number of full shares of common stock into which any LYON is converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable following the conversion date. For a discussion of the tax treatment of a holder receiving shares of common stock upon conversion, see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

    To convert a LYON into shares of common stock, a holder must:

    - complete and manually sign the conversion notice on the back of the LYON or complete and manually sign a facsimile of the conversion notice and deliver the conversion notice to the conversion agent;

    - surrender the LYON to the conversion agent;

    - if required by the conversion agent, furnish appropriate endorsements and transfer documents; and

    - if required, pay all transfer or similar taxes.

    Pursuant to the indenture, the date on which all of the foregoing requirements have been satisfied is the conversion date.

    The conversion rate will be adjusted for:

    - dividends or distributions on our shares of common stock payable in shares of common stock or other capital stock of Legg Mason;

    - subdivisions, combinations or certain reclassifications of shares of our common stock;

    - distributions to all holders of shares of our common stock of certain rights to purchase shares of our common stock for a period expiring within 60 days of the record date for such distribution at less than the sale price of our common stock at the time; and

    - distributions to the holders of our common stock of our assets or debt securities or certain rights to purchase our securities (excluding cash dividends or other cash distributions from current or retained earnings other than extraordinary cash dividends).

    "Extraordinary cash dividends" means the amount of any cash dividend or distribution that, together with all other cash dividends paid during the preceding 12-month period, are on a per share basis in excess of the sum of
(i) 5% of the sale price of the shares of common stock on the day preceding the date of declaration of such dividend or distribution, and (ii) the quotient of the amount of any contingent interest paid on a LYON during such 12-month period divided by the number of shares of common stock issuable upon conversion of a LYON at the conversion rate in effect on the payment date of such contingent interest.

    In the event that we pay a dividend or make a distribution on shares of our common stock consisting of capital stock of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our common stock, in each case based on the average closing prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which "ex-dividend trading" commences for such dividend or distribution on the principal United States securities exchange or market on which the securities are then listed or quoted. In the event we elect to make a distribution described in the third or fourth bullet of the preceding paragraph which, in the case of the fourth bullet, has a per share value equal to more than 15% of the sale price of our shares of common stock on the day preceding the declaration date for such distribution, we will be required to give notice to the holders of LYONs at least 20 days prior to the ex-dividend date for such distribution and, upon the giving of such notice, the LYONs may be surrendered for conversion at any time until the close of business on the business day prior to the ex-dividend date or until we announce that such distribution will not take place.

    No adjustment to the conversion rate or the ability of a holder of a LYON to convert will be made if holders of LYONs will participate in the transaction without conversion or in certain other cases. The indenture permits us to increase the conversion rate from time to time.

    In the event of:

    - a taxable distribution to holders of shares of common stock which results in an adjustment of the conversion rate; or

    - an increase in the conversion rate at our discretion,

the holders of LYONs may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. See "Certain United States Federal Income Tax Considerations--Constructive Dividends."

    Upon determination that LYON holders are or will be entitled to convert their LYONs into shares of common stock in accordance with the foregoing provisions, we will issue a press release and publish such determination on our web site.

CONTINGENT INTEREST

    Subject to the accrual and record date provisions described below, we will pay contingent interest to the holders of LYONs during any six-month period from June 7 to December 6 and from December 7 to June 6, commencing June 7, 2006, if the average market price of a LYON for the Applicable Five Trading Day Period equals 120% or more of the sum of the issue price and accrued original issue discount for such LYON to the day immediately preceding the relevant six-month period. See "--Redemption of LYONs at the Option of Legg Mason" for some of these values.

    "Applicable Five Trading Day Period" means the five trading days ending on the third trading day immediately preceding the first day of the relevant six-month period, unless we declare a dividend for which the record date falls prior to the first day of a six month period but the payment date falls within such six-month period, in which case the "Applicable Five Trading Day Period" means the five trading days ending on the third trading day immediately preceding such record date.

    The amount of contingent interest payable per LYON in respect of any quarterly period within a six-month period in which contingent interest is payable will equal the greater of (a) regular cash dividends paid by us per share on our common stock during that quarterly period multiplied by the number of shares of common stock issuable upon conversion of a LYON at the then applicable conversion rate or (b) $.090 multiplied by 7.7062. Contingent interest, if any, will accrue and be payable to holders of LYONs as of the record date for the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, to holders of LYONs as of the fifteenth day preceding the last day of the relevant six-month period. Such payments will be paid on the payment date of the related common stock dividend or, if no cash dividend is paid by us during a quarter within the relevant six-month period, on the last day of the relevant six-month period. The original issue discount on the LYONs will continue to accrue at the yield to maturity whether or not contingent interest is paid.

    Regular cash dividends are quarterly or other periodic cash dividends on our common stock as declared by our board of directors as part of its cash dividend payment practices and that are not designated by them as extraordinary or special or other nonrecurring dividends.

    The market price of a LYON on any date of determination means the average of the secondary market bid quotations per LYON obtained by the bid solicitation agent for $10 million principal amount at maturity of LYONs at approximately 4:00 p.m., New York City time, on such determination date from three unaffiliated securities dealers we select, provided that if:

    - at least three such bids are not obtained by the bid solicitation agent, or

    - in our reasonable judgment, the bid quotations are not indicative of the secondary market value of the LYONs, then the market price of the LYON will equal (a) the then applicable conversion rate of the LYONs multiplied by (b) the average sale price of our common stock on the five trading days ending on such determination date, appropriately adjusted.

    The bid solicitation agent will initially be The Bank of New York. We may change the bid solicitation agent, but the bid solicitation agent will not be our affiliate. The bid solicitation agent will solicit bids from securities dealers that are believed by us to be willing to bid for the LYONs.

    Upon determination that LYON holders will be entitled to receive contingent interest which may become payable during a relevant six-month period, on or prior to the start of such six-month period, we will issue a press release which we will also post on our web site.

REDEMPTION OF LYONS AT THE OPTION OF LEGG MASON

    No sinking fund is provided for the LYONs. Prior to June 6, 2006, the LYONs will not be redeemable at our option. Beginning on June 6, 2006, we may redeem the LYONs for cash as a whole at any time, or in part from time to time. We will give not less than 30 days' or more than 60 days' notice of redemption by mail to holders of LYONs. LYONs or portions of LYONs called for redemption will be convertible by the holder, even if the market price contingency described under "Conversion Rights" has not occurred, until the close of business on the second business day prior to the redemption date. The table below shows redemption prices of a LYON on June 6, 2006, at each June 6 thereafter prior to maturity and at maturity on June 6, 2031. These prices reflect the accrued original issue discount calculated to each such date. The redemption price of a LYON redeemed between such dates would include an additional amount reflecting the additional original issue discount accrued since the next preceding date in the table.

                                                          (1)             (2)                (3)
                                                         LYON       ACCRUED ORIGINAL   REDEMPTION PRICE
REDEMPTION DATE                                       ISSUE PRICE    ISSUE DISCOUNT       (1) + (2)
---------------                                       -----------   ----------------   ----------------
June 6:
2006................................................    $440.70         $ 69.49           $  505.19
2007................................................     440.70           78.48              519.18
2008................................................     440.70           92.85              533.55
2009................................................     440.70          107.63              548.33
2010................................................     440.70          122.81              563.51
2011................................................     440.70          138.41              579.11
2012................................................     440.70          154.45              595.15
2013................................................     440.70          170.93              611.63
2014................................................     440.70          187.86              628.56
2015................................................     440.70          205.27              645.97
2016................................................     440.70          223.15              663.85
2017................................................     440.70          241.53              682.23
2018................................................     440.70          260.42              701.12
2019................................................     440.70          279.84              720.54
2020................................................     440.70          299.79              740.49
2021................................................     440.70          320.29              760.99
2022................................................     440.70          341.37              782.07
2023................................................     440.70          363.02              803.72
2024................................................     440.70          385.27              825.97
2025................................................     440.70          408.15              848.85
2026................................................     440.70          431.65              872.35
2027................................................     440.70          455.80              896.50
2028................................................     440.70          480.63              921.33
2029................................................     440.70          506.14              946.84
2030................................................     440.70          532.36              973.06
2031................................................     440.70          559.30            1,000.00

    If converted to semiannual coupon notes following the occurrence of a Tax Event, the notes will be redeemable at the restated principal amount plus accrued and unpaid interest from the date of the conversion to, but not including, the redemption date. However, in no event will we have the option to redeem the LYONs or notes prior to June 6, 2006. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

    In addition to the redemption prices payable with respect to all LYONs redeemed, on the redemption date we will pay any unpaid contingent interest or semiannual interest accrued with respect to such LYONs, in cash, to the redemption date.

    If we redeem less than all of the outstanding LYONs, the trustee shall select the LYONs to be redeemed in principal amounts at maturity of $1,000 or integral multiples of $1,000 by lot, pro rata or by any other method the trustee considers fair and appropriate. If a portion of a holder's LYONs is selected for partial redemption and the holder converts a portion of the LYONs, the converted portion shall be deemed to be the portion selected for redemption.

PURCHASE OF LYONS BY LEGG MASON AT THE OPTION OF THE HOLDER

    On the dates specified below holders may require us to purchase any outstanding LYON for which a written purchase notice has been properly delivered by the holder and not withdrawn, subject to certain additional conditions. Holders may submit their written purchase notice and LYONs for purchase to the paying agent at any time from the opening of business on the date that is 20 business days prior to such purchase date until the close of business on such purchase date.

    The purchase price of a LYON on the relevant purchase date will be:

    - $465.44 per LYON on June 6, 2003;

    - $491.58 per LYON on June 6, 2005;

    - $519.18 per LYON on June 6, 2007;

    - $579.11 per LYON on June 6, 2011;

    - $663.85 per LYON on June 6, 2016;

    - $760.99 per LYON on June 6, 2021; and

    - $872.35 per LYON on June 6, 2026.

    These purchase prices equal the issue price plus accrued original issue discount to the purchase dates. We may, at our option, elect to pay the purchase price in cash, shares of common stock, or any combination thereof. For a discussion of the tax treatment of a holder receiving cash, shares of common stock or any combination thereof see "Certain United States Federal Income Tax Considerations--Sale, Exchange, Conversion or Redemption."

    In addition to the purchase price payable with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

    If prior to a purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, the purchase price will be equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the purchase date. See "--Optional Conversion to Semiannual Coupon Note upon Tax Event."

    We will be required to give notice on a date not less than 20 business days prior to each purchase date to all holders at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, stating among other things:

    - whether we will pay the purchase price of LYONs in cash or common stock or any combination thereof, specifying the percentages of each;

    - if we elect to pay in common stock, the method of calculating the market price of the common stock; and

    - the procedures that holders must follow to require us to purchase their LYONs.

    The purchase notice given by each holder electing to require us to purchase LYONs shall be given to the paying agent no later than the close of business on the purchase date and must state:

    - the certificate numbers of the holder's LYONs to be delivered for purchase;

    - the portion of the principal amount at maturity of LYONs to be purchased, which must be $1,000 or an integral multiple of $1,000;

    - that the LYONs are to be purchased by us pursuant to the applicable provisions of the LYONs; and

    - in the event we elect, pursuant to the notice that we are required to give, to pay the purchase price in common stock, in whole or in part, but the purchase price is ultimately to be paid to the holder entirely in cash because any of the conditions to payment of the purchase price or portion of the purchase price in common stock is not satisfied prior to the close of business on the purchase date, as described below, whether the holder elects:

    (1) to withdraw the purchase notice as to some or all of the LYONs to which it relates, or

    (2) to receive cash in respect of the entire purchase price for all LYONs or portions of LYONs subject to such purchase notice.

    If the holder fails to indicate the holder's choice with respect to the election described in the final bullet point above, the holder shall be deemed to have elected to receive cash in respect of the entire purchase price for all LYONs subject to the purchase notice in these circumstances.

    Any purchase notice may be withdrawn by the holder by a written notice of withdrawal delivered to the paying agent prior to the close of business on the purchase date. The notice of withdrawal shall state:

    - the principal amount at maturity of the LYONs being withdrawn;

    - the certificate numbers of the LYONs being withdrawn; and

    - the principal amount at maturity, if any, of the LYONs that remain subject to the purchase notice.

    If we elect to pay the purchase price, in whole or in part, in shares of common stock, the number of shares of common stock to be delivered by us shall be equal to the portion of the purchase price to be paid in common stock divided by the market price of a share of common stock. We will pay cash based on the market price for all fractional shares of common stock in the event we elect to deliver common stock in payment, in whole or in part, of the purchase price.

    The "market price" means the average of the sale prices (determined as described in the following paragraph) of the common stock for the five-trading-day period ending on the third business day prior to the applicable purchase date. If the third business day prior to the applicable purchase date is not a trading day, the five-trading-day period shall end on the last trading day prior to such third business day. We will appropriately adjust the market price to take into account the occurrence, during the period commencing on the first of such trading days during such five-trading-day period and ending on such purchase date, of certain events that would result in an adjustment of the conversion rate with respect to the common stock.

    The "sale price" of the common stock on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which the common stock is traded (which is currently the NYSE) or, if the common stock is not listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers Automated Quotation System or by the National Quotation Bureau Incorporated. Because the market price of the common stock is determined prior to the applicable purchase date, holders of LYONs bear the market risk with respect to the value of the common stock to be received from the date such market price is determined to such purchase date. We may pay the purchase price or any portion of the purchase price in common stock only if the information necessary to calculate the market price is published in a daily newspaper of national circulation.

    Upon determination of the actual number of shares of common stock to be issued for each $1,000 principal amount at maturity of LYONs in accordance with the foregoing provisions, we will publish such information on our web site.

    In addition to the above conditions, our right to purchase LYONs, in whole or in part, with common stock is subject to our satisfying various conditions, including:

    - listing such common stock on the principal United States securities exchange on which our common stock is then listed or, if not so listed, on NASDAQ;

    - the registration of the common stock under the Securities Act and the Exchange Act, if required; and

    - any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

    If such conditions are not satisfied with respect to a holder prior to the close of business on the purchase date, we will pay the purchase price of the LYONs to the holder entirely in cash. We may not change the form of components or percentages of components of consideration to be paid for the LYONs once we have given the notice that we are required to give to holders of LYONs, except as described in the first sentence of this paragraph.

    In connection with any purchase offer, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then apply; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    Our obligation to pay the purchase price for a LYON for which a purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after delivery of the purchase notice. Payment of the purchase price, plus accrued and unpaid semiannual and contingent interest, if any, for the LYON will be made promptly following the later of the purchase date and the time of delivery of the LYON.

    If the paying agent holds money or securities sufficient to pay the purchase price of the LYON on the business day following the purchase date in accordance with the terms of the indenture, then, immediately after the purchase date, the LYON will cease to be outstanding and original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the purchase price upon delivery of the LYON.

    Our ability to purchase LYONs with cash may be limited by the terms of our then existing borrowing agreements, as well as the amount of funds available to us to fund any such purchases.

    No LYONs may be purchased for cash at the option of holders if there has occurred and is continuing an event of default with respect to the LYONs, other than a default in the payment of the purchase price with respect to such LYONs.

CHANGE IN CONTROL PERMITS HOLDERS TO REQUIRE US TO PURCHASE THEIR LYONS

    In the event of any change in control, as defined below, occurring on or prior to June 6, 2006, each holder will have the right, at the holder's option, subject to the terms and conditions of the indenture, to require us to purchase for cash all or any portion of the holder's LYONs in integral multiples of $1,000 principal amount at maturity at a price for each $1,000 principal amount at maturity of such LYONs equal to the issue price of such LYON plus the accrued original issue discount to the date of purchase.

    We will be required to purchase the LYONs as of the date that is no later than 35 business days after the occurrence of such change in control (a "change in control purchase date").

    If prior to a change in control purchase date the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, we will be required to purchase the notes at a cash price equal to the restated principal amount plus accrued and unpaid interest from the date of the conversion to the change in control purchase date.

    In addition to the change in control purchase price with respect to all LYONs purchased, we will pay any accrued and unpaid contingent interest with respect to such LYONs, in cash.

    Within 15 business days after the occurrence of a change in control, we are obligated to mail to the trustee and to all holders of LYONs at their addresses shown in the register of the registrar and to beneficial owners as required by applicable law a notice regarding the change in control, which notice shall state, among other things:

    - the events causing a change in control;

    - the date of such change in control;

    - the change in control purchase price;

    - the change in control purchase date;

    - the name and address of the paying agent and the conversion agent;

    - the conversion rate and any adjustments to the conversion rate;

    - that LYONs with respect to which a change in control purchase notice is given by the holder may be converted only if the change in control purchase notice has been withdrawn in accordance with the terms of the indenture; and

    - the procedures that holders must follow to exercise these rights.

    To exercise this right, the holder must deliver a written notice to the paying agent prior to the close of business on the change in control purchase date. The required purchase notice upon a change in control shall state:

    - the certificate numbers of the LYONs to be delivered by the holder;

    - the portion of the principal amount at maturity of LYONs to be purchased, which portion must be $1,000 or an integral multiple of $1,000; and

    - that we are to purchase such LYONs pursuant to the applicable provisions of the LYONs.

    A holder may withdraw any change in control purchase notice by delivering to the paying agent a written notice of withdrawal prior to the close of business on the change in control purchase date. The notice of withdrawal shall state:

    - the principal amount at maturity of the LYONs being withdrawn;

    - the certificate numbers of the LYONs being withdrawn; and

    - the principal amount at maturity, if any, of the LYONs that remain subject to a change in control purchase notice.

    Our obligation to pay the change in control purchase price for a LYON for which a change in control purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the LYON, together with necessary endorsements, to the paying agent at any time after the delivery of such change in control purchase notice.

    Payment of the change in control purchase price plus accrued and unpaid semiannual and contingent interest, if any, for such LYON will be made promptly following the later of the change in control purchase date or the time of delivery of such LYON.

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    If the paying agent holds money sufficient to pay the change in control purchase price of the LYON on the business day following the change in control purchase date in accordance with the terms of the indenture, then, immediately after the change in control purchase date, original issue discount and semiannual and contingent interest, if any, on such LYON will cease to accrue, whether or not the LYON is delivered to the paying agent, and all other rights of the holder shall terminate, other than the right to receive the change in control purchase price upon delivery of the LYON.

    Under the indenture, a "change in control" of Legg Mason is deemed to have occurred at such time as:

    - any person, including its affiliates and associates, other than us, our subsidiaries or our or their employee benefit plans, files a Schedule 13D or Schedule TO (or any successor schedule, form or report under the Exchange Act) disclosing that such person has become the beneficial owner of 50% or more of the voting power of Legg Mason's common stock or other capital stock into which Legg Mason's common stock is reclassified or changed, with certain exceptions; or

    - there shall be consummated any share exchange, consolidation or merger of Legg Mason pursuant to which Legg Mason's common stock would be converted into cash, securities or other property, in each case other than a share exchange, consolidation or merger of Legg Mason in which the holders of Legg Mason's common stock immediately prior to the share exchange, consolidation or merger have, directly or indirectly, at least a majority of the total voting power in the aggregate of all classes of capital stock of the continuing or surviving corporation immediately after the share exchange, consolidation or merger.

    The indenture does not permit our board of directors to waive our obligation to purchase LYONs at the option of holders in the event of a change in control.

    In connection with any purchase offer in the event of a change in control, we will:

    - comply with the provisions of Rule 13e-4, Rule 14e-1 and any other tender offer rules under the Exchange Act which may then be applicable; and

    - file Schedule TO or any other required schedule under the Exchange Act.

    The change in control purchase feature of the LYONs may in certain circumstances make more difficult or discourage a takeover of Legg Mason. The change in control purchase feature, however, is not part of a plan by management to adopt a series of anti-takeover provisions nor is it the result of our knowledge of any specific effort:

    - to accumulate shares of our common stock; or

    - to obtain control of Legg Mason by means of a merger, tender offer, solicitation or otherwise.

    Instead, the change in control purchase feature is a standard term contained in other LYONs offerings that have been marketed by Merrill Lynch. The terms of the change in control purchase feature resulted from negotiations between Merrill Lynch and us.

    We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change in control with respect to the change in control purchase feature of the LYONs but that would increase the amount of our (or our subsidiaries) outstanding indebtedness.

    No LYONs may be purchased by Legg Mason at the option of holders upon a change in control if there has occurred and is continuing an event of default with trespect to the LYONs, other than a default in the payment of the change in control purchase price with respect to the LYONs.

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OPTIONAL CONVERSION TO SEMIANNUAL COUPON NOTE UPON TAX EVENT

    From and after the date of the occurrence of a Tax Event, we will have the option to elect to have interest in lieu of future original issue discount accrue at 2.75% per year on a principal amount per LYON (the "restated principal amount") equal to the issue price plus original issue discount accrued to the date of the Tax Event or the date on which we exercise the option described herein, whichever is later (the "option exercise date").

    Such interest shall accrue from the option exercise date and will be payable semiannually on the interest payment dates of June 6 and December 6 of each year to holders of record at the close of business on the May 22 or November 21 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months. Interest will accrue from the most recent date to which interest has been paid or if no interest has been paid, from the option exercise date. In the event that we exercise our option to pay interest in lieu of accrued original issue discount, the redemption price, purchase price and change in control purchase price on the LYONs will be adjusted and no future contingent interest will accrue or be paid on the LYONs (although other periodic cash payments may be payable as a result of a failure to timely file or make effective a shelf registration statement). If the LYONs are converted to semiannual coupon notes following the occurrence of a Tax Event, this will not result in any change in the holder's conversion rights.

    A "Tax Event" means that we shall have received an opinion from independent tax counsel experienced in such matters to the effect that, on or after the date of this prospectus, as a result of:

    - any amendment to, or change (including any announced prospective change) in, the laws (or any regulations thereunder) of the United States or any political subdivision or taxing authority thereof or therein, or

    - any amendment to, or change in, an interpretation or application of such laws or regulations by any legislative body, court, governmental agency or regulatory authority,

    in each case which amendment or change is enacted, promulgated, issued or announced or which interpretation is issued or announced or which action is taken on or after the date of this prospectus, there is more than an insubstantial risk that amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations" (including tax original issue discount and contingent interest, if any) either:

    (1) would not be deductible on a current accrual basis, or

    (2) would not be deductible under any other method, in either case in whole or in part, by Legg Mason (by reason of deferral, disallowance, or otherwise) for United States federal income tax purposes.

    If a proposal were ever enacted and made applicable to the LYONs in a manner that would limit our ability to either:

    - deduct, on a current accrual basis, amounts that are treated as interest on the LYONs for United States federal income tax purposes as described under "Certain United States Federal Income Tax Considerations," including tax original issue discount and contingent interest, if any, or

    - deduct such amounts under any other method for United States federal income tax purposes, such enactment would result in a Tax Event and the terms of the LYONs would be subject to modification at our option as described above.

    The modification of the terms of LYONs by us upon a Tax Event as described above would alter the timing of income recognition by holders of the LYONs with respect to the semiannual payments of interest due on the LYONs after the option exercise date. See "Certain United States Federal Income Tax Considerations."

MERGER AND SALES OF ASSETS BY LEGG MASON

    The indenture provides that we may not consolidate with or merge into any other person or convey, transfer or lease our properties and assets substantially as an entirety to another person, unless, among other items:

    - the resulting, surviving or transferee person (if other than Legg Mason) is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

    - such person assumes all obligations of Legg Mason under the LYONs and the indenture; and

    - Legg Mason or such successor person is not immediately thereafter in default under the indenture.

    Upon the assumption of the obligations of Legg Mason by such a person in such circumstances, subject to certain exceptions, Legg Mason will be discharged from all obligations under the LYONs and the indenture. Although such transactions are permitted under the indenture, certain of the foregoing transactions occurring on or prior to June 6, 2006 could constitute a change in control of Legg Mason permitting each holder to require Legg Mason or such successor person to purchase the LYONs of such holder as described above.

EVENTS OF DEFAULT

    The following are events of default for the LYONs:

    - default in payment of the principal amount at maturity (or if the LYONs have been converted to semiannual coupon notes following a Tax Event, the restated principal amount), issue price, accrued original issue discount, redemption price, purchase price or change in control purchase price with respect to any LYON when such becomes due and payable;

    - default in payment of any contingent interest or of interest which becomes payable after the LYONs have been converted to semiannual coupon notes following the occurrence of a Tax Event, which default, in any such case, continues for 30 days;

    - failure by Legg Mason to comply with any of its other agreements in the LYONs or the indenture upon receipt by Legg Mason of notice of such default by the trustee or by holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding and Legg Mason's failure to cure (or obtain a waiver of) such default within 60 days after receipt by Legg Mason of such notice;

    - (A) failure by Legg Mason to make any payment by the end of any applicable grace period after maturity of indebtedness, which term as used in the indenture means obligations (other than nonrecourse obligations) of Legg Mason for borrowed money or evidenced by bonds, debentures, notes or similar instruments ("Indebtedness"), in an amount in excess of $10,000,000 and continuance of such failure, or (B) the acceleration of Indebtedness in an amount in excess of $10,000,000 because of a default with respect to such Indebtedness without such Indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled in case of (A) or (B) above, for a period of 30 days after receipt by Legg Mason of written notice of such default from the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding. However, if any such failure or acceleration referred to in (A) or (B) above shall cease or be cured, waived, rescinded or annulled, then the event of default by reason thereof shall be deemed not to have occurred; or

    - certain events of bankruptcy or insolvency affecting Legg Mason.

    If an event of default shall have happened and be continuing, either the trustee or the holders of not less than 25% in aggregate principal amount at maturity of the LYONs then outstanding may declare the issue price of the LYONs plus the original issue discount on the LYONs accrued through the date of such declaration, and any accrued and unpaid interest (including semiannual interest and contingent interest, if any) through the date of such declaration, to be immediately due and payable. In the case of certain events of bankruptcy or insolvency of Legg Mason, the issue price of the LYONs plus the accrued original issue discount on the LYONs, and any accrued and unpaid interest (including semiannual interest and contingent interest, if any), through the occurrence of such event shall automatically become and be immediately due and payable.

MODIFICATION

    We and the trustee may modify or amend the indenture or the terms of the LYONs with the consent of the holders of at least a majority in principal amount at maturity of the LYONs then outstanding. However, without the consent of the holders of each outstanding LYON affected thereby, we may not:

    - alter the manner of calculation or rate of accrual of, or otherwise adversely affect the rights of holders of LYONs to receive, original issue discount or interest (including semiannual or contingent interest) on any LYON or extend the time of payment of original issue discount or interest;

    - make any LYON payable in money or securities other than that stated in the LYON;

    - change the stated maturity of any LYON;

    - reduce the principal amount at maturity, issue price, restated principal amount, redemption price, purchase price or change in control purchase price with respect to any LYON;

    - make any change that adversely affects the right of a holder to convert any LYON;

    - make any change that adversely affects the right to require us to purchase a LYON;

    - the right to receive payment with respect to the LYONs or the right to institute suit for the enforcement of any payment with respect to, or conversion of, the LYONs; or

    - change the provisions in the indenture that relate to modifying or amending the indenture.

    Notwithstanding the foregoing, without the consent of any holder of LYONs, we and the trustee may modify or amend the indenture or the terms of the LYONs for any of the following purposes:

    - to evidence a successor to us and the assumption by that successor of our obligations under the indenture and the LYONs;

    - to add to our covenants for the benefit of the holders of the LYONs or to surrender any right or power conferred upon us;

    - to secure our obligations in respect of the LYONs and the indenture;

    - to make any changes or modifications to the indenture necessary in connection with the registration of the LYONs under the Securities Act and the qualification of the LYONs under the Trust Indenture Act as contemplated by the indenture;

    - to cure any ambiguity, omission, defect or inconsistency in the indenture; or

    - to make any change that does not adversely affect the rights of any holders of LYONs.

    We may not modify or amend the indenture or the terms of the LYONs pursuant to the second, third, fourth or fifth bullets of the preceding paragraph without the consent of the holders of a majority in principal amount at maturity of the LYONs, if such modification or amendment materially and adversely affects the interests of the holders of the LYONs.

    The holders of a majority in principal amount at maturity of the outstanding LYONs may, on behalf of the holders of all LYONs:

    - waive compliance by us with restrictive provisions of the indenture, as detailed in the indenture; and

    - waive any past default under the indenture and its consequences, except a default in the payment of the principal amount at maturity, issue price, accrued and unpaid interest, accrued and unpaid semiannual interest or contingent interest, accrued original issue discount, redemption price, purchase price or change in control purchase price or obligation to deliver shares of common stock upon conversion with respect to any LYON or in respect of any provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding LYON affected.

DISCHARGE OF THE INDENTURE

    Legg Mason may satisfy and discharge its obligations under the indenture by delivering to the trustee for cancellation all outstanding LYONs or by depositing with the trustee, the paying agent or the conversion agent, as applicable, after the LYONs have become due and payable, whether at stated maturity, or any redemption date, or any purchase date, or a change in control purchase date, or upon conversion or otherwise, cash or shares of common stock (as applicable under the terms of the indenture) sufficient to pay all of the outstanding LYONs and paying all other sums payable under the indenture by Legg Mason.

CALCULATIONS IN RESPECT OF LYONS

    We will be responsible for making all calculations called for under the LYONs. These calculations include, but are not limited to, determination of the market price of the LYONs and the sales price of our common stock and amounts of contingent interest, if any, payable on the LYONs. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of LYONs. We will provide a schedule of our calculations to the trustee, and the trustee is entitled to rely upon the accuracy of our calculations without independent verification.

LIMITATIONS OF CLAIMS IN BANKRUPTCY

    If a bankruptcy proceeding is commenced in respect of Legg Mason, the claim of the holder of a LYON is, under Title 11 of the United States Code, limited to the issue price of the LYON plus that portion of the original issue discount that has accrued from the date of issue to the commencement of the proceeding, plus contingent interest and semiannual interest, if any, accrued after a Tax Event. In addition, the holders of the LYONs will be effectively subordinated to the indebtedness and other obligations of Legg Mason's subsidiaries.

INFORMATION CONCERNING THE TRUSTEE

    The Bank of New York is the trustee, registrar, paying agent and conversion agent under the indenture. The Bank of New York has agreed to be a lender under our existing, undrawn revolving credit facility and also acts as the trustee for our $100,000,000 Senior Notes due 2006. We may maintain deposit accounts and conduct other banking and custodial transactions with The Bank of New York in the normal course of business.

GOVERNING LAW

    The indenture and the LYONs are governed by, and construed in accordance with, the law of the State of New York.

                          DESCRIPTION OF CAPITAL STOCK


    Our authorized capital stock consists of 250,000,000 shares of common stock, par value $.10 per share, and 4,000,000 shares of preferred stock, par value $10.00 per share. As of September 30, 2001, we had 63,937,582 shares of common stock and one share of preferred stock outstanding.


COMMON STOCK

    Holders of our common stock are entitled to:

    - one vote per share on matters to be voted upon by the stockholders;

    - receive dividends out of funds legally available for distribution when and if declared by our board of directors; and

    - share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after provisions for distributions to the holders of any preferred stock.

    We may not pay any dividend (other than in shares of our common stock) or make any distributions of assets on shares of our common stock until cumulative dividends on any preferred stock then outstanding have been paid.

    Holders of our common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of our common stock are, and the shares which may be issued upon conversion of the LYONs will be, when issued, fully paid and nonassessable.

    The holders of our common stock do not have cumulative voting rights. This means that holders of more than half of the shares can elect all of the directors and holders of the remaining shares will not be able to elect any directors. Our By-laws provide for a classified board of directors consisting of three classes with staggered three-year terms.

TRANSFER AGENT

    The transfer agent and registrar for our common stock is First Union National Bank, Charlotte, North Carolina.

PREFERRED STOCK

    Our Articles of Incorporation authorize our board of directors to issue shares of preferred stock, par value $10.00 per share, and to fix the terms (including voting rights, dividends, redemption and conversion provisions, if any, and rights upon liquidation) of any shares issued. Outstanding shares of preferred stock that are redeemed or are converted to common stock are restored to the status of authorized and unissued shares of preferred stock issuable in a series by our board of directors.


    On May 26, 2000, we issued one special voting share of preferred stock in connection with our acquisition of Perigee Inc. This special voting share provides the holders of exchangeable shares of our subsidiary, Legg Mason Canada Holdings Ltd., with substantially the same voting rights as the holders of our common stock. This special voting share has a number of votes, which may be cast at a Legg Mason stockholders' meeting, equal to the number of exchangeable shares outstanding. As of September 30, 2001, there were 2,651,586 exchangeable shares outstanding.


    Our board of directors has the authority, under our Articles of Incorporation, to classify or reclassify any unissued preferred stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the stock.

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TWO-TIER BUSINESS COMBINATION PROVISIONS

    Maryland law requires the affirmative vote of at least a majority of all of the outstanding shares entitled to vote to approve a merger, consolidation, share exchange or disposition of all or substantially all of our assets. Our Articles of Incorporation require the affirmative vote of not less than 70% of our then outstanding voting shares to approve any "business combination" of us with any "Related Person" unless certain conditions have been met. In addition, the 70% vote must include the affirmative vote of at least 55% of the outstanding shares of voting stock held by stockholders other than the Related Person. Accordingly, the actual vote required to approve the business combination may be greater than the 70%, depending upon the number of shares controlled by the Related Person. A Related Person is defined to include any person or entity which is, directly or indirectly, the beneficial owner of 15% or more of the outstanding shares of our voting stock, including any affiliate or associate of such person or entity. The term "business combination" is defined to include a wide variety of transactions between us and a Related Person, including a merger, consolidation, share exchange or sale of assets having a fair market value grater than 10% of the book value of our consolidated assets.

    However, if the Related Person pays a "fair price" to our stockholders in the transaction, the 70% requirement would not be applicable and the proposed business combination could be approved by a simple majority of the stockholders unless otherwise required by Maryland law, provided that such affirmative vote includes at least 55% of the voting stock held by persons other than the Related Person. Under our Articles of Incorporation, the "fair price" must be at least equal to the greater of

    - the highest price paid or agreed to be paid by the Related Person to purchase shares of our common stock during the 24-month period prior to the taking of such vote; or

    - the highest market price of the common stock during the 24-month period prior to the taking of such vote; or

    - the per share book value of our common stock at the end of the calendar quarter immediately preceding the taking of such vote.

    In addition, the "fair price" consideration to be received by our stockholders must be of the same form and kind as the most favorable form and kind of consideration paid by the Related Person in acquiring any of its shares of our common stock.

    The special voting provisions are not applicable to a business combination authorized by our board of directors by a vote which includes a majority of our "Disinterested Directors". A Disinterested Director is defined to include any member of our board of directors who is not the Related Person (or an affiliate or associate of the Related Person) and who was a director prior to the time that the Related Person became a Related Person, any successor of a Disinterested Director who is not the Related Person (or any affiliate or associate of the Related Person) and who is recommended to succeed a Disinterested Director by a majority of the Disinterested Directors then on our board of directors.

    Our special voting provisions may not be amended, altered, changed or repealed except by the affirmative vote of at least 70% of the share of stock entitled to vote at a meeting of the stockholders called for the consideration of such amendment, alteration, change or repeal, and at least 55% of the outstanding shares of stock entitled to vote thereon held by stockholders who are not Related Persons, unless such proposal was proposed by our board of directors by a vote which includes a majority of the Disinterested Directors.

    The business combination provisions under our Articles of Incorporation could have the effect of delaying, deterring or preventing a change in control. Any possible change in control could also be affected by the applicability of certain Maryland anti-takeover statutes dealing with business combinations and acquisitions of controlling blocks of shares, as well as by our classified board of director provisions.

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            CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

GENERAL

    This is a summary of certain United States federal income tax considerations relevant to holders of LYONs. This summary is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including retroactive changes) or possible differing interpretations. The discussion below deals only with LYONs held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities, traders in securities electing to mark to market, tax-exempt entities, persons holding LYONs in a tax-deferred or tax-advantaged account, or persons holding LYONs, as a position in a "straddle" or as part of a "hedging" or "conversion" transaction for tax purposes.

    We do not address all of the tax consequences that may be relevant to an investor in LYONs. In particular, we do not address:

    - the United States federal estate, gift or alternative minimum tax consequences of the purchase, ownership or disposition of LYONs;

    - any state, local or foreign tax consequences of the purchase, ownership or disposition of LYONs; or

    - United States federal, state, local or foreign tax consequences of owning or disposing of our common stock.

    Persons considering the purchase of the LYONs should consult their own tax advisors concerning the application of the United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the LYONs arising under the laws of any other taxing jurisdiction.

    A U.S. Holder is a beneficial owner of the LYONs who or which is:

    - a citizen or individual resident of the United States, as defined in
      Section 7701(b) of the Internal Revenue Code of 1986, as amended (which we refer to as the Code);

    - a corporation, including any entity treated as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

    - an estate if its income is subject to United States federal income taxation regardless of its source; or

    - a trust if (1) a United States court can exercise primary supervision over its administration and

                 (2) one or more United States persons have the authority to control all of its substantial decisions.

Notwithstanding the preceding sentence, certain trusts in existence on August 20, 1996, and treated as U.S. persons prior to such date, may also be treated as U.S. Holders. A Non-U.S. Holder is a beneficial owner of LYONs other than a U.S. Holder.

    No statutory, administrative or judicial authority directly addresses the treatment of the LYONs or instruments similar to the LYONs for United States federal income tax purposes. No rulings have been sought or are expected to be sought from the Internal Revenue Service (which we refer to as the IRS) with respect to any of the United States federal income tax consequences discussed below, and the IRS would not be precluded from taking contrary positions. As a result, no assurance can be given that the IRS will agree with the tax characterizations and the tax consequences described below.

    WE URGE PROSPECTIVE INVESTORS TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE LYONS AND OUR COMMON STOCK IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES, INCLUDING THE TAX CONSEQUENCES UNDER STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN UNITED STATES FEDERAL OR OTHER TAX LAWS.

CLASSIFICATION OF THE LYONS

    It is the opinion of Shearman & Sterling, our United States federal income tax counsel, that the LYONs are treated as indebtedness for United States federal income tax purposes and that the LYONs are subject to the special regulations governing contingent payment debt instruments (which we refer to as the CPDI regulations). Pursuant to the terms of the indenture, we and each holder of the LYONs agree, for United States federal income tax purposes, to treat the LYONs as debt instruments that are subject to the CPDI regulations. The remainder of this discussion assumes such treatment for United States federal income tax purposes.

ACCRUAL OF INTEREST ON THE LYONS

    Pursuant to the CPDI regulations, a U.S. Holder of the LYONs is required to accrue interest income on the LYONs, in the amounts described below, regardless of whether the U.S. Holder uses the cash or accrual method of tax accounting. Accordingly, U.S. Holders are required to include interest in taxable income in each year in excess of the accruals on the LYONs for non-tax purposes and in excess of any contingent interest payments actually received in that year.

    The CPDI regulations provide that a U.S. Holder must accrue an amount of ordinary interest income, as original issue discount for United States federal income tax purposes, for each accrual period prior to and including the maturity date of the LYONs that equals: (1) the product of (i) the adjusted issue price (as defined below) of the LYONs as of the beginning of the accrual period; and
(ii) the comparable yield to maturity (as defined below) of the LYONs, adjusted for the length of the accrual period; (2) divided by the number of days in the accrual period; and (3) multiplied by the number of days during the accrual period that the U.S. Holder held the LYONs.

    A LYONs issue price is the first price at which a substantial amount of LYONs are sold to investors, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The adjusted issue price of a LYON is its issue price increased by any interest income previously accrued, determined without regard to any adjustments to interest accruals described below, and decreased by the amount of payments that were scheduled to have been made in accordance with our schedule of projected payments, described below (whether or not such payments were actually made in the scheduled amounts).

    Shearman & Sterling, our United States federal income tax counsel, has advised us that the term "comparable yield" means the annual yield we would pay, as of the initial issue date, on a fixed rate, nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the LYONs. Based in part on that advice, we intend to take the position that the comparable yield for the LYONs is 7.16% compounded semiannually.

    The CPDI regulations require that we provide to U.S. Holders, solely for United States federal income tax purposes, a schedule of the projected amounts of payments, which we refer to as projected payments, on the LYONs. This schedule must produce the comparable yield. The projected payment schedule includes estimates for certain contingent interest payments and an estimate for a payment at maturity taking into account the conversion feature.

    The comparable yield and the schedule of projected payments will be set forth in the indenture. U.S. Holders may also obtain the projected payment schedule by submitting a written request for such information to: Legg Mason, Inc., 100 Light Street, Baltimore, MD 21202
Attention: Corporate Secretary.

    Under the indenture, a U.S. Holder must, for United States federal income tax purposes, use the comparable yield and the schedule of projected payments in determining its interest accruals, and the adjustments thereto described below, in respect of the LYONs. It is possible that the IRS could challenge the comparable yield and projected payment schedule. If the comparable yield or projected payment schedule were redetermined as a result of such a challenge, the timing and amount of taxable income of a holder arising from the ownership, sale, exchange, conversion or redemption of a LYON could be altered.

    THE COMPARABLE YIELD AND THE SCHEDULE OF PROJECTED PAYMENTS ARE NOT DETERMINED FOR ANY PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE LYONS FOR UNITED STATES FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE ON THE LYONS.

    Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

ADJUSTMENTS TO INTEREST ACCRUALS ON THE LYONS

    If, during any taxable year, a U.S. Holder receives actual payments with respect to the LYONs for that taxable year that in the aggregate exceed the total amount of projected payments for that taxable year, the U.S. Holder will incur a "net positive adjustment" under the CPDI regulations equal to the amount of such excess. The U.S. Holder will treat a "net positive adjustment" as additional interest income. For this purpose, the payments in a taxable year include the fair market value of property (including our common stock) received in that year.

    If a U.S. Holder receives in a taxable year actual payments with respect to the LYONs for that taxable year that in the aggregate were less than the amount of projected payments for that taxable year, the U.S. Holder will incur a "net negative adjustment" under the CPDI regulations equal to the amount of such deficit. This adjustment will (a) reduce the U.S. Holder's interest income on the LYONs for that taxable year, and (b) to the extent of any excess after the application of (a), give rise to an ordinary loss to the extent of the U.S. Holder's interest income on the LYONs during prior taxable years, reduced to the extent such interest was offset by prior net negative adjustments.

    If a U.S. Holder purchases a LYON at a discount or premium to the adjusted issue price, the discount will be treated as a positive adjustment and the premium will be treated as a negative adjustment. The U.S. Holder must reasonably allocate the adjustment over the remaining term of the LYON by reference to the accruals of original issue discount at the comparable yield or to the projected payments. It may be reasonable to allocate the adjustment over the remaining term of the LYON pro rata with the accruals of original issue discount at the comparable yield. U.S. Holders should consult their own tax advisors regarding these allocations.

SALE, EXCHANGE, CONVERSION OR REDEMPTION

    Generally, the sale or exchange of a LYON, or the redemption of a LYON for cash, will result in taxable gain or loss to a U.S. Holder. As described above, our calculation of the comparable yield and the schedule of projected payments for the LYONs includes the receipt of stock upon conversion as a contingent payment with respect to the LYONs. Accordingly, we intend to treat the receipt of our common stock by a U.S. Holder upon the conversion of a LYON, or upon the redemption of a LYON where we elect to pay in common stock, as a payment under the CPDI regulations. Under this treatment, conversion or such a redemption also would result in taxable gain or loss to the U.S.

Holder. As described above, holders are generally bound by our determination of the comparable yield and the schedule of projected payments.

    The amount of gain or loss on a taxable sale, exchange, conversion or redemption would be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. Holder, including the fair market value of any of our common stock received, and
(b) the U.S. Holder's adjusted tax basis in the LYON. A U.S. Holder's adjusted tax basis in a LYON will generally be equal to the U.S. Holder's original purchase price for the LYON, increased by any interest income previously accrued by the U.S. Holder (determined without regard to any adjustments to interest accruals described above), and decreased by the amount of any projected payments that have been previously scheduled to be made in respect of the LYONs (without regard to the actual amount paid). Gain recognized upon a sale, exchange, conversion or redemption of a LYON will generally be treated as ordinary interest income; any loss will be ordinary loss to the extent of interest previously included in income, and thereafter, capital loss (which will be long-term if the LYON is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

    A U.S. Holder's tax basis in our common stock received upon a conversion of a LYON or upon a Holder's exercise of a put right that we elect to pay in common stock will equal the then current fair market value of such common stock. The U.S. Holder's holding period for the common stock received will commence on the day immediately following the date of conversion or redemption.

TREATMENT OF NON-U.S. HOLDERS

    Absent further guidance from the IRS, we intend to treat payments of contingent interest made to Non-U.S. Holders as subject to United States federal withholding tax. Therefore, we intend to withhold on such payments at a rate of 30%, subject to reduction by an applicable treaty or upon the receipt of a Form W-8ECI from a Non-U.S. Holder claiming that the payments are effectively connected with the conduct of a United States trade or business. A Non-U.S. Holder that is subject to the withholding tax should consult its own tax advisors as to whether it can obtain a refund for a portion of the withholding tax, either on the grounds that some portion of the contingent interest represents a return of principal under the CPDI regulations, or on some other grounds.

    All other payments on the LYONs made to a Non-U.S. Holder, including a payment in common stock pursuant to a conversion, and any gain realized on a sale or exchange of the LYONs (other than gain attributable to accrued contingent interest payments), will be exempt from United States federal income and withholding tax, PROVIDED that: (i) such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of our stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership, (ii) the statement requirement set forth in section 871(b) or section 881(c) of the Code has been fulfilled with respect to the beneficial owner, as discussed below; (iii) such payments and gain are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States and (iv) our common stock continues to be actively traded within the meaning of section 871(h)(4)(C)(v)(I) of the Code (which, for these purposes and subject to certain exceptions, includes trading on the NYSE).

    The statement requirement referred to in the preceding paragraph will be fulfilled if the beneficial owner of a LYONs certifies on IRS Form W-8BEN, under penalties of perjury, that it is not a United States person and provides its name and address or otherwise satisfies applicable documentation requirements.

    If a Non-U.S. Holder of the LYONs is engaged in a trade or business in the United States, and if interest on the LYONs is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, will generally be subject to regular United States federal income tax on interest and on any gain realized on the sale or exchange of the LYONs in the same manner as if it were a U.S. Holder. In lieu of the certificate described in the preceding paragraph, such a Non-U.S. Holder would be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax. In addition, if such a Non-U.S. Holder is a foreign corporation, such Holder may be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable treaty) of its effectively connected earnings and profits for the taxable year, subject to certain adjustments.

CONSTRUCTIVE DIVIDENDS

    If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the LYONs, the conversion rate of the LYONs were increased, such increase might be deemed to be the payment of a taxable dividend to holders of the LYONs.

    For example, an increase in the conversion rate in the event of distributions of our evidences of indebtedness or our assets or an increase in the event of an extraordinary cash dividend is likely to result in deemed dividend treatment to holders of the LYONs, but generally an increase in the event of stock dividends or the distribution of rights to subscribe for common stock should not be so treated.

BACKUP WITHHOLDING TAX AND INFORMATION REPORTING

    Payments of principal, premium, if any, and interest (including original issue discount) on, and the proceeds of dispositions of, the LYONs may be subject to information reporting and United States federal backup withholding tax if the U.S. Holder thereof fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amounts so withheld do not constitute a separate tax and will be allowed as a credit against such U.S. Holder's United States federal income tax liability. Under recently enacted legislation, the backup withholding tax rate for the remainder of the year 2001 is 30.5% and will be reduced to 30% for years 2002 and 2003, 29% for years 2004 and 2005, and 28% for 2006 and thereafter.

TAX EVENT

    The modification of the terms of the LYONs by us upon a Tax Event as described in "Description of LYONs--Optional Conversion to Semiannual Coupon Note upon Tax Event," would alter the timing of income recognition by the holders with respect to the semiannual payments of interest due after the option exercise date.

                            SELLING SECURITY HOLDERS

    We originally issued the LYONs in a private placement in June 2001. The LYONs were resold by the initial purchaser of the LYONs to qualified institutional buyers under Rule 144A under the Securities Act. Selling security holders may offer and sell the LYONs and the underlying common stock pursuant to this prospectus.


    The following table sets forth information we have received as of October 18, 2001, about the principal amount at maturity of LYONs and the underlying common stock beneficially owned by each selling security holder that may be offered using this prospectus.



                                                PRINCIPAL
                                                AMOUNT AT
                                               MATURITY OF                   NUMBER OF
                                                  LYONS       PERCENTAGE     SHARES OF
                                               BENEFICIALLY       OF        COMMON STOCK    PERCENTAGE OF
                                                OWNED THAT       LYONS      THAT MAY BE     COMMON STOCK
NAME AND ADDRESS:                              MAY BE SOLD    OUTSTANDING   SOLD (1)(4)    OUTSTANDING (2)
-----------------                              ------------   -----------   ------------   ---------------
AIG SoundShore Opportunity Holding Fund        $  3,264,000          *          25,153              *
  Ltd........................................
  c/o DKR Management Company, Inc.
  1281 East Main Street
  3rd Floor
  Stamford, CT 06902

AIG SoundShore Strategic Holding Fund Ltd....  $  1,836,000          *          14,149              *
  c/o DKR Management Company, Inc.
  1281 East Main Street
  3rd Floor
  Stamford, CT 06902

Allstate Insurance Company...................  $  2,200,000          *          16,954              *
  3075 Sanders Road
  Suite G6B
  Northbrook, IL 60062

Allstate Life Insurance Company..............  $  5,050,000          *          38,916              *
  3075 Sanders Road
  Suite G6B
  Northbrook, IL 60062

Argent Classic Convertible Arbitrage Fund      $  6,800,000       1.20%         52,402              *
(Bermuda) Ltd................................
  73 Front Street
  Hamilton HM 12
  Bermuda

Argent Classic Convertible Arbitrage Fund      $  5,000,000          *          38,531              *
L.P..........................................
  500 West Putnam Avenue
  3rd Floor
  Greenwich, CT 06830-6086

Argent Convertible Arbitrage Fund Ltd........  $  5,000,000          *          38,531              *
  73 Front Street
  Hamilton HM 12
  Bermuda

                                                PRINCIPAL
                                                AMOUNT AT
                                               MATURITY OF                   NUMBER OF
                                                  LYONS       PERCENTAGE     SHARES OF
                                               BENEFICIALLY       OF        COMMON STOCK    PERCENTAGE OF
                                                OWNED THAT       LYONS      THAT MAY BE     COMMON STOCK
NAME AND ADDRESS:                              MAY BE SOLD    OUTSTANDING   SOLD (1)(4)    OUTSTANDING (2)
-----------------                              ------------   -----------   ------------   ---------------
Deephaven Domestic Convertible Trading         $  9,750,000       1.72%         75,135              *
  Ltd........................................
  130 Cheshire Lane
  Suite 102
  Minnetonka, MN 55305

Global Bermuda Limited Partnership...........  $  5,500,000          *          42,384              *
  601 Carlson Parkway
  Suite 200
  Minnetonka, MN 55305

KBC Financial Products.......................  $  2,500,000          *          19,266              *
  140 East 45th Street
  2 Grand Central Tower
  42nd Floor
  New York, NY 10017

Knight Securities LP.........................  $    750,000          *           5,780              *
  130 Cheshire Lane
  Suite 102
  Minnetonka, MN 55305

Lakeshore International Ltd..................  $ 27,550,000       4.86%        212,306              *
  601 Carlson Parkway
  Suite 200
  Minnetonka, MN 55305

Lydian Overseas Partners Master Fund.........  $ 19,300,000       3.40%        148,730              *
  c/o Lydian Asset Management L.P.
  101 East 52nd Street, 36th Floor
  New York, NY 10022

Morgan Stanley & Co..........................  $  5,000,000          *          38,531              *
  1585 Broadway
  New York, NY 10036

RAM Trading Ltd..............................  $ 10,000,000       1.76%         77,062              *
  c/o SAM Investments
  650 Warrenville Road
  Suite 408
  Lisle, IL 60532

RCG Latitude Master Fund.....................  $  3,500,000          *          26,972              *
  666 Third Ave., 26th Floor
  New York, NY 10019

Salomon Smith Barney Inc.....................  $  8,350,000       1.47%         64,347              *
  390 Greenwich St.
  Convertibles, 3rd Floor
  New York, NY 10013

                                                PRINCIPAL
                                                AMOUNT AT
                                               MATURITY OF                   NUMBER OF
                                                  LYONS       PERCENTAGE     SHARES OF
                                               BENEFICIALLY       OF        COMMON STOCK    PERCENTAGE OF
                                                OWNED THAT       LYONS      THAT MAY BE     COMMON STOCK
NAME AND ADDRESS:                              MAY BE SOLD    OUTSTANDING   SOLD (1)(4)    OUTSTANDING (2)
-----------------                              ------------   -----------   ------------   ---------------
SAM Investments LDC..........................  $ 75,000,000      13.22%        577,965              *
  650 Warrenville Road
  Suite 408
  Lisle, IL 60532

Tribeca Investments, L.L.C...................  $ 83,900,000      14.79%        646,550           1.00%
  399 Park Ave.
  New York, NY 10043

UBS AG London Branch.........................  $ 58,765,000      10.36%        452,855              *
  100 Liverpool Street
  London EC2M 2RH
  United Kingdom

Worldwide Transactions Ltd...................  $    735,000          *           5,664              *
  48 Par La Ville Rd.
  Suite 778
  Hamilton, HMII Bermuda

Any other holder of LYONs or future
  transferee, pledgee, donee or successor of
  any holder (3).............................  $227,535,000      40.11%      1,753,429           2.67%


------------------------

* Less than 1%.

(1) Assumes conversion of all of the holder's LYONs at a conversion rate of
    7.7062 shares of common stock per $1,000 principal amount at maturity of the LYONs. However, this conversion rate will be subject to adjustment as described under "Description of LYONs--Conversion Rights." As a result, the amount of common stock issuable upon conversion of the LYONs may increase or decrease in the future.


(2) Calculated based on 63,937,582 shares of common stock outstanding as of September 30, 2001. In calculating this amount, we treated as outstanding that number of shares of common stock issuable upon conversion of all of a particular holder's LYONs. However, we did not assume the conversion of any other holder's LYONs.


(3) Information about other selling security holders will be set forth in prospectus supplements, if required.

(4) Assumes that the holders of LYONs, or any future transferees, pledgees, donees or successors of or from any such holder of LYONs, do not beneficially own any common stock other than the common stock issuable upon conversion of the LYONs at the initial conversion rate.


    We prepared this table based on the information supplied to us as of October 18, 2001, by the selling security holders named in the table. The selling security holders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their LYONs since the date on which the information is presented in the above table. Information about the selling security holders may change over time. Any changed information supplied to us will be set forth in future prospectus supplements.


    Because the selling security holders may offer all or some of their LYONs or the underlying common stock from time to time, we cannot estimate the amount of the LYONs or the underlying common stock that will be held by the selling security holders upon the termination of any particular offering. See "Plan of Distribution."

                              PLAN OF DISTRIBUTION

    We will not receive any of the proceeds of the sale of the LYONs and the underlying common stock offered by this prospectus. The LYONs and the underlying common stock may be sold from time to time to purchasers:

    - directly by the selling security holders; or

    - through underwriters, broker-dealers or agents who may receive compensation in the form of discounts, concessions or commissions from the selling security holders or the purchasers of the LYONs and the underlying common stock.

    The selling security holders and any such broker-dealers or agents who participate in the distribution of the LYONs and the underlying common stock may be deemed to be "underwriters." As a result, any profits on the sale of the underlying common stock by selling security holders and any discounts, commissions or concessions received by any such broker-dealers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. If the selling security holders were deemed to be underwriters, the selling security holders may be subject to statutory liabilities including, but not limited to, those of Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act.

    If the LYONs and the underlying common stock are sold through underwriters or broker-dealers, the selling security holders will be responsible for underwriting discounts or commissions or agent's commissions.

    The LYONs and the underlying common stock may be sold in one or more transactions at:

    - fixed prices;

    - prevailing market prices at the time of sale;

    - varying prices determined at the time of sale; or

    - negotiated prices.

    These sales may be effected in transactions:

    - on any national securities exchange or quotation service on which the LYONs and underlying common stock may be listed or quoted at the time of the sale, including the New York Stock Exchange in the case of the common stock;

    - in the over-the-counter market;

    - in transactions otherwise than on such exchanges or services or in the over-the-counter market; or

    - through the writing of options.

    These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the transaction.

    In connection with the sales of the LYONs and the underlying common stock or otherwise, the selling security holders may enter into hedging transactions with broker-dealers. These broker-dealers may in turn engage in short sales of the LYONs and the underlying common stock in the course of hedging their positions. The selling security holders may also sell the LYONs and the underlying common stock short and deliver LYONs and the underlying common stock to close out short positions, or loan or pledge LYONs and the underlying common stock to broker-dealers that, in turn, may sell the LYONs and the underlying common stock.

    To our knowledge, there are currently no plans, arrangements or understandings between any selling security holders and any underwriter, broker-dealer or agent regarding the sale of the LYONs and the underlying common stock by the selling security holders. Selling security holders may decide not to sell all or a portion of the LYONs and the underlying common stock offered by them pursuant to this prospectus or may decide not to sell LYONs or the underlying common stock under this prospectus. In addition, any selling security holder may transfer, devise or give the LYONs and the underlying common stock by other means not described in this prospectus. Any LYONs or underlying common stock covered by this prospectus that qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

    Our common stock trades on the New York Stock Exchange under the symbol "LM." We do not intend to apply for listing of the LYONs on any securities exchange or for quotation through NASDAQ. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the LYONs.

    The selling security holders and any other persons participating in the distribution of the LYONs or underlying common stock will be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the LYONs and the underlying common stock by the selling security holders and any such other person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the LYONs and the underlying common stock being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the LYONs and the underlying common stock and the ability to engage in market-making activities with respect to the LYONs and the underlying common stock.

    Under the registration rights agreement that has been filed as an exhibit to this registration statement, we and the selling security holders will each indemnify the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection with these liabilities.

    We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the LYONs and the underlying common stock to the public other than commissions, fees and discounts of underwriters, brokers, dealers and agents.

                                 LEGAL MATTERS

    The validity of the LYONs and the shares of common stock issuable upon conversion of the LYONs has been passed upon for us by Shearman & Sterling, New York, New York counsel to Legg Mason, who will rely on the opinion of Robert F. Price, Esq., our General Counsel, as to all matters of Maryland law. Mr. Price beneficially owns, or has the right to acquire under our employee benefit plan, less than one percent of our common stock.

                                    EXPERTS

    The consolidated financial statements and financial statement schedules incorporated in this prospectus by reference to the Annual Report on Form 10-K of Legg Mason for the year ended March 31, 2001 and the audited historical financial statements of Private Capital Management, Inc. for the six months ended June 29, 2000 and of Private Capital Management, L.P. for the six months ended December 31, 2000 incorporated in this prospectus by reference to Legg Mason's Current Report on Form 8-K dated August 1, 2001 have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firms as experts in accounting and auditing.

    The statement of financial condition of Carnes Capital Corporation as of December 31, 2000, and the related statements of income, stockholder's equity, and cash flows for the year then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $567,285,000

                                LEGG MASON, INC.

                     LIQUID YIELD OPTION-TM- NOTES DUE 2031
                             (ZERO COUPON--SENIOR)

                                      AND

                           COMMON STOCK ISSUABLE UPON
                            CONVERSION OF THE LYONS

                             ---------------------

                                   PROSPECTUS

                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, payable by us in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee.........  $                   64,175
Printing and engraving fees.................................  $                    6,000
Accountant's fees and expenses..............................  $                   10,000
Legal fees and expenses.....................................  $                   65,000
Miscellaneous expenses......................................  $                    2,000
      Total.................................................  $                  147,175

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Registrant's By-laws provide for indemnification of any person who is serving or has served as a director or officer of the Registrant, against all liabilities and expenses incurred in connection with any action, suit or proceeding arising out of such service to the full extent permitted under Maryland law.

    Section 2-418 of the Maryland General Corporation Law establishes provisions whereby a Maryland corporation may indemnify any director or officer made a party to an action or proceeding by reason of service in that capacity, against judgments, penalties, fines, settlements and reasonable expenses incurred in connection with such action or proceeding unless it is proved that the director or officer (i) acted in bad faith or with active and deliberate dishonesty,
(ii) actually received an improper personal benefit in money, property or services or (iii) in the case of a criminal proceeding, had reasonable cause to believe that his act was unlawful. However, if the proceeding is a derivative suit in favor of the corporation, indemnification may not be made if the individual is adjudged to be liable to the corporation. In no case may indemnification be made until a determination has been reached that the director or officer has met the applicable standard of conduct. Indemnification for reasonable expenses is mandatory if the director or officer has been successful on the merits or otherwise in the defense of any action or proceeding covered by the indemnification statute. The statute also provides for indemnification of directors and officers by court order. The indemnification provided or authorized in the indemnification statute does not preclude a corporation from extending other rights (indemnification or otherwise) to directors and officers.

    The Registrant's officers and directors are insured against certain liabilities under certain policies maintained by the Registrant with aggregate coverage of $35,000,000.

    The foregoing summaries are subject to the complete text of the statute, by-laws and agreements referred to above and are qualified in their entirety by reference thereto.

ITEM 16. EXHIBITS


         4.1            Indenture dated as of June 6, 2001 between Legg Mason and
                        The Bank of New York.*

         4.2 Registration Rights Agreement dated as of June 6, 2001 between Legg Mason and Merrill Lynch & Co.*

         4.3            Articles of Incorporation of Legg Mason, Inc. (incorporated by reference to Legg Mason's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000).

         4.4            Bylaws of Legg Mason Inc., as amended and restated April 25,
                        1998 (incorporated by reference to Legg Mason's Annual
                        Report on Form 10-K for the year ended March 31, 1998).

         5.1            Opinion of Robert F. Price.*

         5.2            Opinion of Shearman & Sterling.*

         8.1            Opinion of Shearman & Sterling as to Certain United States
                        Federal Income Tax Matters.*

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants.

        23.2            Consent of KPMG LLP, independent accountants.

        23.3            Consent of Robert F. Price (included in Exhibit 5.1).*

        23.4            Consent of Shearman & Sterling (included in Exhibit 5.2 and
                        Exhibit 8.1).*

        24              Powers of Attorney.*

        25              Statement of Eligibility of Trustee on Form T-1.*


------------------------


*   Previously filed.


ITEM 17. UNDERTAKINGS

    The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement;

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes that (i) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective and (ii) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in Item 15, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on October 19, 2001.


                                                       LEGG MASON, INC.
                                                       (Registrant)

                                                       By   *
                                                            -----------------------------------------
                                                            Name: Raymond A. Mason
                                                            Title:  Chairman of the Board, President
                                                            and Chief Executive Officer


    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.



              SIGNATURES                                  TITLE                          DATE
              ----------                                  -----                          ----
                   *                     Chairman of the Board, President, Chief
    -------------------------------        Executive Officer and Director          October 19, 2001
           Raymond A. Mason                (Principal Executive Officer)

                   *                     Senior Vice President and Treasurer
    -------------------------------        (Principal Financial and Accounting     October 19, 2001
           Thomas L. Souders               Officer)

                   *
    -------------------------------                     Director                   October 19, 2001
           James W. Brinkley

                   *
    -------------------------------                     Director                   October 19, 2001
        Edmund J. Cashman, Jr.

                   *
    -------------------------------                     Director                   October 19, 2001
          Harry M. Ford, Jr.

                   *
    -------------------------------                     Director                   October 19, 2001
        Nicholas J. St. George

                   *
    -------------------------------                     Director                   October 19, 2001
         Richard J. Himelfarb

                   *
    -------------------------------                     Director                   October 19, 2001
            James E. Ukrop

              SIGNATURES                                  TITLE                          DATE
              ----------                                  -----                          ----
                   *
    -------------------------------                     Director                   October 19, 2001
            Harold L. Adams

                   *
    -------------------------------                     Director                   October 19, 2001
         John E. Koerner, III

                   *
    -------------------------------                     Director                   October 19, 2001
           Roger W. Schipke

                   *
    -------------------------------                     Director                   October 19, 2001
           Edward I. O'Brien

                   *
    -------------------------------                     Director                   October 19, 2001
           Peter F. O'Malley



*By:                   /s/ ROBERT F. PRICE
             --------------------------------------
                         Robert F. Price
                        ATTORNEY-IN-FACT